06062548

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECEIVED DEC 07 2006 WASH. D.C. 213 SECTION

CMS Bancorp, Inc.

Exact name of registrant as specified in charter

0001350072

Registrant CIK Number

EXHIBIT 99.2 OF FORM SB-2

Electronic report, schedule or registration statement of which the document is a part (give period of report)

Not available 333-139176

SEC file number, if available

N/A

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
DEC 14 2006
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on December 5, 2006.

CMS Bancorp, Inc.

By: /s/ S. Dowd

Stephen Dowd
Chief Financial Officer

CMS Bancorp, Inc.

SEC Mail Processing
Received
DEC 0 7 2006
Wash, D.C.
213
Section

Conversion Valuation Appraisal

November 27, 2006

Table of Contents
CMS Bancorp, Inc.
White Plains, New York

List of Figures
CMS Bancorp, Inc.
White Plains, New York

List of Exhibits
CMS Bancorp, Inc.
White Plains, New York

Exhibit

Introduction

CMS Bancorp, Inc. is offering for sale shares of its common stock in connection with the conversion of Community Mutual Savings Bank from the mutual to the stock form of organization. In connection with the mutual to stock conversion, Community Mutual will exchange its New York mutual savings bank charter for that of a federal stock savings bank. Upon completion of the conversion and the offering, all of the capital stock of Community Mutual will be owned by CMS Bancorp, and all of the common stock of CMS Bancorp will be owned by public stockholders. We intend to contribute a number of shares equal to 3.6% of the common stock issued in the offering to The Community Mutual Savings Bank Charitable Foundation, a foundation that we will form in connection with the conversion. This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of CMS Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 100% of the total shares will be sold to the depositors and public,
- 3.6% of the shares issued will be contributed to a charitable foundation plus $60,000 contributed as cash,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.8 million at the super maximum,
- there will be an ESOP equal to 8% of the total shares outstanding funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 4% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the total shares outstanding, expensed at $4.20 per option over 5 years straight-line,
- the tax rate is assumed at 40.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.91%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof. In the course of preparing our report, we reviewed the Bank's audited financials for the years ended September 30, 2005 and September 30, 2006. We also reviewed the registration statement on

Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Ryan Beck & Co., Inc. (the Bank's underwriter), and Thacher Proffitt & Wood LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of September 30, 2006, the Bank had $122.5 million in total assets, $108.8 million in deposits, $96.7 million in net loans and $8.3 million in equity. The following table shows the Bank's facilities as of September 30, 2006.

FIGURE 1 – CURRENT FACILITIES LIST

Location	Ownership	Year Opened	Year of Lease Expiration	Net Book Value of Real Property (in thousands)
Corporate Office:				
123 Main Street White Plains, NY	Leased	2004	2015	$ 101
Branch Offices:				
31 Mill Road Eastchester, NY	Leased	2000	2010	3
93 Knollwood Road Greenburgh, NY	Leased	1998	2008	7
40 East First Street Mount Vernon, NY	Owned	1941	N/A	343
29 Taylor Square West Harrison, NY	Leased	1995	2010	-
50 Main Street White Plains, NY	Leased	1994	2007	-
Total real property, net				$ 454

Source: Offering Prospectus

HISTORY AND OVERVIEW

CMS Bancorp, Inc. CMS Bancorp is a Delaware corporation recently formed for the purpose of effectuating the conversion and offering described in this prospectus. The Bank's principal activity after the conversion will be the ownership of all of the outstanding common stock of Community Mutual.

Community Mutual Savings Bank. Community Mutual Savings Bank is a New York-chartered mutual savings bank. Community Mutual was formed in 1887 as Community Savings and Loan, a New York-chartered savings and loan association. In 1980, it converted to a New York savings bank and changed its name to Community Mutual Savings Bank of Southern New York. In 1983, Community Mutual Savings Bank of Southern New York changed its name to Community Mutual Savings Bank.

Community Mutual conducts its operations mainly through corporate offices in White Plains, New York and five retail branch offices located in Westchester County, New York. Community Mutual's principal business is accepting deposits from the general public and using those deposits to make residential loans, as well as, to a lesser extent, commercial real estate loans and consumer loans to individuals and small businesses primarily in Westchester County and the neighboring areas in New York State. Community Mutual currently invests in short- and medium-term marketable securities and other liquid investments. At September 30, 2006, Community Mutual had total assets of $122.5 million, deposits of $108.8 million and total equity of $8.3 million. Following the conversion and offering, Community Mutual will be wholly-owned by CMS Bancorp.

Community Mutual's and CMS Bancorp's corporate office is located at 123 Main Street, Suite 750, White Plains, New York 10601.

STRATEGIC DIRECTION

The Bank's mission is to operate and grow Community Mutual as a profitable community-oriented financial institution serving primarily individual customers and small businesses through retail operations in our market area. To implement this business strategy, Community Mutual strives to:

- capitalize on its knowledge of the local banking market;
- continue to provide residential mortgage loans and a variety of deposit products to its customer base;
- offer competitive rates and develop customer relationships to attract new deposits and maintain its existing deposit base;
- maintain strong asset quality;
- build its brand identity and strengthen its bonds to the community by unifying its retail branch office appearance; and
- meet the needs of its customers through a service-oriented approach to banking, which emphasizes delivering a consistent and quality level of professional service in the communities that Community Mutual serves.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $8.2 million, or 7.2%, from $114.3 million at September 30, 2005 to $122.5 million at September 30, 2006.

Equity has increased $190 thousand from $8.1 million at September 30, 2005 to $8.3 million at September 30, 2006. The equity to assets ratio was 6.78% at September 30, 2006.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Asset ($ in thousands)
$114,338
$122,528
$8,117
$8,307
Assets
Equity
Sep-05
Sep-06
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Equity ($ in thousands)

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At September 30,	
	2006	2005
Selected Financial Condition Data:	(Dollars in thousands)	
Total assets	$ 122,528	$ 114,338
Loans, net	96,732	79,303
Securities	19,298	19,778
Total cash and cash equivalents	3,061	12,436
Total deposits	108,784	104,246
Borrowings	4,204	–
Total equity	8,307	8,117
Allowance for loan losses	216	238
Non-accruing loans	–	–
Non-performing assets	1	360

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	For the Year Ended September 30,	
	2006	2005
Selected Financial Ratios And Other Data		
Performance Ratios:		
Return on average assets	0.04%	1.12%
Return on average equity	0.62%	16.60%
Net interest rate spread	3.31%	3.61%
Net interest margin (tax equivalent)	3.55%	3.76%
Non-interest expense to average assets	3.71%	3.71%
Efficiency ratio (1)	97.92%	65.91%
Average interest earning assets to average interest-bearing liabilities	1.16%	1.18%
Capital Ratios:		
Average equity to average assets	6.95%	7.26%
Equity to total assets at end of period	6.78%	7.10%
Regulatory Capital Ratios:		
Core capital (Tier 1 capital)	6.95%	7.08%
Total risk-based capital	13.02%	14.49%
Asset Quality Ratios:		
Non-performing loans as a percent of loans	–	–
Non-performing assets as a percent of total assets	–	–
Allowance for loan losses as a percent of loans	0.22%	0.30%
Allowance for loan losses as a percent of non-performing loans	–	–

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $17.4 million from September 30, 2005 to September 30, 2006, and as a percent of assets, the loan portfolio has increased from 69.36% to 78.95%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Loans receivable, net
$ in thousands
$79,303
$96,732
69.36%
78.95%
Loans receivable, net
Net loans to assets
Sep-05
Sep-06
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio

Source: Offering Prospectus

The loan portfolio has increased since September 30, 2005. The mix has shifted marginally from 1-4 family loans to multi-family and commercial real estate and home equity loans.

FIGURE 6 - LOAN MIX AS OF SEPTEMBER 30, 2006

	At September 30,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate mortgages:				
One- to four-family	$ 86,774	90.09%	$ 73,877	93.38%
Multi-family	1,757	1.82%	128	0.16%
Non-residential	1,145	1.19%	442	0.56%
Equity and second mortgages	5,646	5.86%	4,507	5.70%
Total real estate loans	95,322	98.97%	78,954	99.80%
Other loans:				
Commercial loans	550	0.57%	10	0.02%
Construction - building	250	0.26%	–	–
Student loans	26	0.03%	52	0.07%
Other consumer loans	169	0.18%	94	0.12%
Total other loans	995	1.03%	156	0.20%
Total Loans	96,317	100.00%	79,110	100%
Less:				
Allowance for loan losses	216		238	
Net deferred origination costs and fees	(631)		(431)	
Total loans receivable, net	$ 96,732		$ 79,303	

Source: *Offering Prospectus*

Over 90% of the loan mix is 1-4 family residential.

FIGURE 7 - LOAN MIX AT SEPTEMBER 30, 2006


Equity & second mortgages
Other loans
Non-residential
Multi-family
1-4 Family

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased $480 thousand between September 30, 2005 and September 30, 2006.

FIGURE 8 - SECURITIES CHART


$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ in thousands
$221
$19,557
$4,087
$15,211
Sep-05
Sep-06
Securities HTM
Securities AFS

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At September 30,			
	2006		2005	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
	(Dollars in thousands)			
Securities available for sale:				
Mortgage-backed securities:				
Government National Mortgage Corporation	$ 84	0.42%	$ 108	0.35%
Common stocks			113	0.36%
Federal agency obligatins	4,003	20.01%	–	–
Total securities available for sale	4,087	20.43%	221	0.71%
Securities held to maturity:				
Federal agency obligations	14,931	74.65%	19,232	61.92%
Mortgage-backed securities:				
Federal National Mortgage Association	2	0.01%	4	0.01%
Government National Mortgage Association	278	1.39%	321	1.03%
Total securities held to maturity	15,211	76.05%	19,557	62.97%
Other interest-earning assets:				
Federal Home Loan Bank capital stock	351	1.75%	767	2.47%
Federal funds sold	0	0.00%	3,500	11.27%
Other interest-earning deposits	352	1.76%	7,015	22.59%
Total other interest-earning assets	703	3.51%	11,282	36.32%
Total	$ 20,001	100.00%	$ 31,060	100%

Note: Held to maturity securities are reported at cost, adjusted for amortization of premium and accretion of discount. Available for sale securities are reported at fair market value.

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets decreased in 2006. At September 30, 2006, nonperforming assets were $1,000, or 0.0% of total assets. The Bank had no non-acruing loans at either September 30, 2006 or September 30, 2005.

FIGURE 10 - ASSET QUALITY CHART


$400
$350
$300
$250
$200
$150
$100
$50
$0
NPLs, REO and other NPAs
$ in thousands
Nonperforming Assets
NPAs to Pd End Assets
$370
$1
0.00%
Sep-05
Sep-06
0.40%
0.20%
0.00%
NPAs to Pd End Assets

Source: Offering Prospectus

At September 30, 2006, the Bank's nonperforming loans to total loan ratio was 0.00% and the nonperforming assets to total assets ratio was 0.00%.

FIGURE 11 - NONPERFORMING LOANS

	At September 30,	
	2006	2005
	(Dollars in thousands)	
Loans past due 90 days or more but still accruing:		
Mortgage loans on real estate:		
Residential	$ –	$ 336
Commercial real estate	–	–
Other loans:		
Commercial loans	–	–
Consumer loans	1	34
Student loans	–	–
Total	1	370
Loans accounted for on a nonaccrual basis	–	–

Source: Offering Prospectus

The ALLL decreased $22 thousand from September 30, 2005 to September 30, 2006. The Bank's ALLL to loans ratio decreased slightly from 0.30% at September 30, 2005 to 0.22% at September 30, 2006.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$250
$200
$150
$100
$50
$0
ALLL
$ in thousands
$238
$216
0.30%
0.22%
ALLL
ALLL to Loans
Sep-05
Sep-06
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
ALLL to Loans

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased $4.5 million or 4.35% from September 30, 2005 to September 30, 2006. Borrowings increased from $0 to 4.2 million from September 30, 2005 to September 30, 2006.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$ in thousands
$104,246
$0
$108,784
$4,204
Sep-05
Sep-06
Total Deposits
Borrowed Funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of September 30, 2006. The largest portion of the deposit mix is savings accounts.

FIGURE 14 - DEPOSIT MIX


Certificate of deposit, 39%
Noninterst-bearing demand accounts, 11%
NOW accounts, 4%
Savings accounts, 46%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

Changes in Interest Rate (basis points)	June 30, 2006	
	Projected Annual Net Interest Income	Percent Change
300	$ 4,217	(2.99)%
0	4,347	–
(300)	4,377	0.69%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At September 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At September 30, 2006 Amount ($000's)		Percentage of Assets
GAAP Capital	$	8,307	6.78%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	8,254	6.95%
Requirement		4,753	4.00%
Excess	$	3,501	2.95%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	8,254	12.69%
Requirement		2,602	4.00%
Excess	$	5,652	8.69%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	8,470	13.02%
Requirement		5,204	8.00%
Excess	$	3,266	5.02%

Source: Offering Prospectus and Audited financial statements

PROFITABILITY TRENDS

For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

FIGURE 17 - NET INCOME CHART


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ in thousands
$1,306
$52
Sep-05
For the Twelve Months Ended
Sep-06

Source: Offering Prospectus

The net interest spread and margin decreased between the twelve months ended September 30, 2006 and the twelve months ended September 30, 2005. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	At September 30, 2006		For the Year Ended September 30, 2006			For the Year Ended September 30, 2005		
	Actual Balance	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
				(Dollars in thousands)				
Interest-earning assets:								
Loans receivable (1)	$ 96,732	5.90%	$ 85,685	$ 4,785	5.58%	$ 77,401	$ 4,238	5.48%
Securities available for sale	4,087	4.21%	4,114	187	4.55%	3,185	128	4.02%
Securities held to maturity(2)	15,211	3.67%	18,424	553	3.00%	19,509	577	2.96%
Other interest-earning assets(3)	703	5.50%	4,649	195	4.17%	13,006	316	2.43%
Total interest-earning assets	$116,733	5.55%	112,872	5,720	5.07%	113,101	5,259	4.65%
Non-interest earning assets	5,795		4,003			3,602		
Total assets	$122,528		$116,875			$116,703		
Interest-bearing liabilities:								
Interest-bearing deposits:								
Demand accounts	$ 4,886	1.70%	$ 6,519	101	1.55%	$ 8,689	$ 146	1.69%
Savings and club accounts	49,714	0.40%	53,650	213	0.40%	62,121	250	0.40%
Certificates of deposit	41,898	4.17%	36,634	1,379	3.76%	24,490	590	2.41%
Borrowed money(4)	4,449	5.26%	721	21	2.77%	707	14	1.98%
Total interest bearing liabilities	100,947	1.95%	97,524	1,714	1.76%	96,007	1,000	1.04%
Non-interest bearing liabilities:								
Non-interest bearing demand deposits	$ 12,286		680			$ 10,888		
Other	988		10,949			1,337		
Total non-interest bearing liabilities	13,274		108,473			12,225		
Total liabilities	114,221					108,232		
Equity	8,444		8,402			7,869		
Comprehensive income	(137)		(283)			602		
Total capital	8,307		8,119			8,471		
Total liabilities and equity	$122,528		$116,875			$ 116,703		
Interest rate spread				4,006	3.31%		4,259	3.61%
Net interest-earning assets/net interest margin			$ 15,348		3.55%	$ 17,094	-	3.76%
Ratio of interest earning assets to interest bearing liabilities				1.16			1.18	

Source: Offering Prospectus

The net interest spread and margin both decreased between the twelve months ended September 30, 2005, and the twelve months ended September 30, 2006 for the reasons explained on the previous page.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.76%
3.61%
3.55%
3.31%
Spread
Margin
Sep-05
For the Twelve Months Ended
Sep-06

Source: Offering Prospectus

For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Year Ended September 30,	
	2006	**2005**
Selected Operating Data:		
Interest income	$ 5,720	$ 5,259
Interest expense	1,714	1,000
Net interest income	4,006	4,259
Provision for loan losses	–	67
Net interest income after provision for loan losses	4,006	4,192
Non-interest income:		
Fees and service charges	289	345
Gain on securities available for sale	110	1,960
Other	23	12
Total non-interest income	422	2,317
Total non-interest expense	4,336	4,334
Income before income taxes	92	2,175
Income taxes	40	869
Net income	52	1,306

Source: Offering Prospectus

LEGAL PROCEEDINGS

Community Mutual is not currently involved in any pending legal proceeding other than routine legal proceedings occurring in the ordinary course of business. In the opinion of management, none of these current legal proceedings will have a material effect on Community Mutual's consolidated financial position or results of operations.

SUBSIDIARIES

Community Mutual currently has no subsidiaries. Upon completion of the conversion and the offering, Community Mutual will be a subsidiary of CMS Bancorp.

MEMORANDUM OF UNDERSTATNDING

Community Mutual entered into a Memorandum of Understanding in November 2002 in response to regulatory concerns over Community Mutual's profitability, securities trading and interest rate risk management under prior management. In January 2005, Community Mutual entered into a revised Memorandum of Understanding, which eliminated the provisions addressing securities trading and interest rate risk management, as a result of an examination conducted by Community Mutual's regulators as of December 31, 2003. The revised Memorandum of Understanding was lifted on July 13, 2006.

In January 2005, the President, Chief Executive Officer and Chairman of the Board of Community Mutual, resigned. That same month, the Board appointed Thomas G. Ferrara as its new chairman. In April 2005, Community Mutual retained John E. Ritacco as its new President and Chief Executive Officer. In October 2005, Community Mutual retained Stephen Dowd as its new Chief Financial Officer and Christopher Strauss as its new Chief Lending Officer. Mr. Ritacco has over 27 years of experience in banking, Mr. Dowd has over 30 years of experience in accounting, finance and administration, and Mr. Strauss has several years of experience in banking.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Westchester County, NY.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR WESTCHESTER COUNTY

Market: Westchester, NY — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	19,862,729	21,198,672	23,346,983	24,886,407	25,493,936	6.44
Thrift Deposits	1,564,475	1,789,062	1,951,600	2,138,079	2,328,203	10.45
Savings Bank Deposits	767,457	781,902	803,110	760,517	761,545	-0.19
Credit Union Deposits	1,266,429	1,351,227	1,401,243	1,403,169	1,362,881	1.85
Total Deposits	22,194,661	23,769,636	26,101,693	27,785,003	28,583,684	6.53
Weighted Deposits	22,194,661	23,769,636	26,101,693	27,785,003	28,583,684	6.53

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	923,459	955,320	976,352	3.45	2.20
0-14 Age Group (%):	21	22	20	6.43	-4.92
15-34 Age Group (%):	24	23	23	-2.84	4.80
35-54 Age Group (%):	31	31	30	2.69	-0.26
55+ Age Group (%):	23	24	26	8.32	9.24
Total Households:	337,142	344,299	350,670	2.12	1.85
$0-24K Households (%):	20	15	12	-21.97	-17.03
$25-50K Households (%):	20	16	14	-16.99	-15.58
$50K+ Households (%):	60	69	74	16.44	10.17
Average Household Income:	99,465	131,358	161,898	32.06	23.25
Median Household Income:	63,637	80,686	100,986	26.79	25.16
Per Capita Income:	36,726	47,709	58,544	29.91	22.71

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this updated appraisal, there are a total of 209 fully converted thrifts nationally. There are 132 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

FinPro continued the screening process by eliminateing 84 thrifts located outside of the Northeast and MidAtlantic Regions.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 5 institutions that converted after September 30, 2005 were eliminated.

Of the remaining 43, FinPro then eliminated 33 of the institutions with assets in excess of $650 million as these entities have greater financial and managerial resources and a broader branch network.

This results in a total of 10 Comparables. FinPro reviewed the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 22 - COMPARABLE GROUP

			Corporate			
Ticker	**Company Name**	**Exchange**	**City**	**State**	**Total Number of Offices**	**IPO Date**
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986
ESBK	Elmira Savings Bank, FSB	NASDAQ	Elmira	NY	7	03/01/1985
FKFS	First Keystone Financial, Inc.	NASDAQ	Media	PA	8	01/26/1995
IFSB	Independence Federal Savings Bank	NASDAQ	Washington	DC	5	06/06/1985
LSBX	LSB Corporation	NASDAQ	North Andover	MA	7	05/02/1986
MFLR	Mayflower Co-operative Bank	NASDAQ	Middleboro	MA	6	12/23/1987
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	Bayonne	NJ	11	11/14/1989
ROME	Rome Bancorp, Inc.	NASDAQ	Rome	NY	4	03/31/2005
WSB	Washington Savings Bank, F.S.B.	AMEX	Bowie	MD	5	08/03/1988
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	11/29/1993
	Community Mutual Savings Bank		**White Plains**	**NY**	**5**	

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank, however, in this case the Comparable Group ranged in size from $158.5 million to $643.3 million in total assets with a median of $433.6 million. The Bank's asset size was $122.5 million as of September 30, 2006. On a pro forma basis, the Bank's assets are projected to be $134.1 million at the midpoint of the estimated value range. The Comparable Group included all converted thrifts less than $650 million.

2. Profitability The Comparable Group had a median ROAA of 0.63% and a median ROAE of 5.65% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of (1.96%) to a high of 1.10%, while the ROAE measure ranged from a low of (22.69%) to a high of 12.08%. The Bank had a core ROAA of 0.04% and a core ROAE of 0.62% for the twelve months ended September 30, 2006. On a pro forma basis, the Bank's ROAA and ROAE are 0.12% and 0.75%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 7.91% with a high of 27.21% and a low of 5.48%. At September 30, 2006, the Bank had an equity to assets ratio of 6.78%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 14.82%.

4. Balance Sheet Mix At September 30, 2006, the Bank had a net loan to asset ratio of 79.12%. The median loan to asset ratio for the Comparables was 59.24%, ranging from a low of 13.75% to a high of 88.96%. On the liability side, the Bank's deposit to asset ratio was 88.78% at September 30, 2006 while the Comparable median was 71.22%, ranging from 38.44% to 86.81%. The Bank's borrowing to asset ratio of 3.43% is below the Comparable median of 16.74%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after September 30, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 23 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 9/30/06	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	88.92	83.80
Total Loans to Assets	79.12	59.24
Securities to Assets	15.75	33.76
Deposits to Assets	88.78	71.22
Borrowed Funds to Assets	3.43	16.74
Balance Sheet Growth		
Asset Growth Rate	7.16	(0.49)
Loan Growth Rate	21.88	6.49
Deposit Growth Rate	4.35	(0.92)
Capital		
Equity to Assets	6.78	7.91
Tangible Equity to Tangible Assets	6.73	7.90
Intangible Assets to Equity	0.77	-
Regulatory Core Capital to Assets	6.95	9.07
Equity + Reserves to Assets	6.96	8.41
Asset Quality		
Non-Performing Loans to Loans	-	0.39
Reserves to Non-Performing Loans	NM	244.76
Non-Performing Assets to Assets	-	0.25
Non-Performing Assets to Equity	-	1.72
Reserves to Loans	0.22	0.96
Reserves to Non-Performing Assets + 90 Days Del.	NM	173.33
Profitability		
Return on Average Assets	0.04	0.63
Core Return on Average Assets	0.04	0.61
Return on Average Equity	0.62	5.65
Core Return on Average Equity	0.62	5.27
Income Statement		
Yield on Average Earning Assets	5.55	5.87
Cost of Average Interest Bearing Liabilities	1.95	2.88
Net Interest Spread	3.60	3.08
Net Interest Margin	3.55	3.27
Noninterest Income to Average Assets	0.36	0.51
Noninterest Expense to Average Assets	3.71	2.65
Efficiency Ratio	97.92	72.78
Overhead Ratio	97.70	68.21

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 24 - KEY BALANCE SHEET DATA

			Key Financial Data for the Most Recent Period End					
Ticker	Company Name	Exchange	Total Assets ($000)	Loans/ Deposits (%)	Gross Loans HFI/ Total Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Total Borrowings/ Total Assets (%)
CEBK	Central Bancorp, Inc.	NASDAQ	556,082	111.82	78.17	18.25	69.91	22.32
ESBK	Elmira Savings Bank, FSB	NASDAQ	360,299	79.92	60.74	33.76	76.00	16.62
FKFS	First Keystone Financial, Inc.	NASDAQ	522,960	91.02	62.45	NA	68.61	24.61
IFSB	Independence Federal Savings Bank	NASDAQ	158,510	54.39	47.22	32.71	86.81	3.79
LSBX	LSB Corporation	NASDAQ	521,585	87.67	50.73	45.58	57.86	30.17
MFLR	Mayflower Co-operative Bank	NASDAQ	245,727	71.32	57.74	36.36	80.96	10.82
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	643,301	98.84	71.68	25.39	72.52	16.85
ROME	Rome Bancorp, Inc.	NASDAQ	296,013	132.03	88.96	2.45	67.37	3.89
WSB	Washington Savings Bank, F.S.B.	AMEX	444,123	76.54	55.79	36.19	72.89	13.06
WVFC	WVS Financial Corp.	NASDAQ	423,183	35.77	13.75	84.51	38.44	53.19
	Average		417,178	83.93	58.72	35.02	69.14	19.53
	Median		433,653	83.80	59.24	33.76	71.22	16.74
	Maximum		643,301	132.03	88.96	84.51	86.81	53.19
	Minimum		158,510	35.77	13.75	2.45	38.44	3.79
	Community Mutual Savings Bank		122,528	88.92	79.12	15.75	88.78	3.43
	Variance to Comparble Median		-311,125	5.13	19.88	-18.01	17.57	-13.31

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $122.5 million, is smaller than the Comparable Group median of $433.7 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $134.1 million.

Asset Composition - The Bank's loans to assets ratio of 79.12% is above the Comparable Group median of 59.24%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 88.78% of assets and borrowings, 3.43% of assets. The Comparable Group has a deposits to assets ratio of 71.22% and a borrowing to asset ratio of 16.74%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 25 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Company Name	Total Equity/ Total Assets (%)	Tangible Equity/ Tangible Assets (%)	Intangibles/ Equity (%)	Core Cap/ Tang Assets (OTS Only) (%)	Equity+Reserves/ Assets (%)
CEBK	Central Bancorp, Inc.	7.21	6.84	5.57	8.00	7.90
ESBK	Elmira Savings Bank, FSB	6.74	6.67	1.10	7.04	7.21
FKFS	First Keystone Financial, Inc.	5.48	5.48	0.00	NA	6.12
IFSB	Independence Federal Savings Bank	8.14	8.14	0.00	9.14	8.43
LSBX	LSB Corporation	10.95	10.95	0.00	11.35	11.76
MFLR	Mayflower Co-operative Bank	7.67	7.65	0.32	NA	8.38
PBCI	Pamrapo Bancorp, Inc.	9.33	9.33	0.00	8.99	9.74
ROME	Rome Bancorp, Inc.	27.21	27.21	0.00	21.00	27.87
WSB	Washington Savings Bank, F.S.B.	13.50	13.50	0.00	13.54	14.70
WVFC	WVS Financial Corp.	7.02	7.02	0.00	7.19	7.25
	Average	10.33	10.28	0.70	10.78	10.94
	Median	**7.91**	**7.90**	**0.00**	**9.07**	**8.41**
	Maximum	27.21	27.21	5.57	21.00	27.87
	Minimum	5.48	5.48	0.00	7.04	6.12
	Community Mutual Savings Bank	**6.78**	**6.73**	**0.77**	**6.95**	**6.96**
	Variance to Comparble Median	**-1.13**	**-1.17**	**0.77**	**NA**	**-1.45**

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 7.91% is above the Bank's ratio of 6.78%. The Bank's pro forma equity to assets ratio is projected to be 14.82% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have intangible assets. The Bank intangible assets equal to 0.77% of equity.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 26 - ASSET QUALITY TABLE

			Asset Quality for the Most Recent Period End					
Ticker	Company Name	Exchange	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs+90+ Days Delinq (%)
CEBK	Central Bancorp, Inc.	NASDAQ	0.36	244.76	0.28	3.92	0.89	244.76
ESBK	Elmira Savings Bank, FSB	NASDAQ	NA	NA	NA	NA	0.77	NA
FKFS	First Keystone Financial, Inc.	NASDAQ	NA	NA	NA	NA	1.03	NA
IFSB	Independence Federal Savings Bank	NASDAQ	0.87	53.47	0.54	6.60	0.46	53.47
LSBX	LSB Corporation	NASDAQ	0.43	369.00	0.22	2.00	1.59	369.00
MFLR	Mayflower Co-operative Bank	NASDAQ	0.00	NM	0.00	0.00	1.22	NM
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	0.19	308.08	0.13	1.44	0.58	150.23
ROME	Rome Bancorp, Inc.	NASDAQ	0.41	182.24	0.36	1.33	0.74	173.33
WSB	Washington Savings Bank, F.S.B.	AMEX	NA	NA	NA	NA	2.08	NA
WVFC	WVS Financial Corp.	NASDAQ	NA	NA	NA	NA	1.64	NA
	Average		0.38	231.51	0.26	2.55	1.10	198.16
	Median		**0.39**	**244.76**	**0.25**	**1.72**	**0.96**	**173.33**
	Maximum		0.87	369.00	0.54	6.60	2.08	369.00
	Minimum		0.00	53.47	0.00	0.00	0.46	53.47
	Community Mutual Savings Bank		**0.00**	**NM**	**0.00**	**0.00**	**0.22**	**NM**
	Variance to Comparble Median		**-0.39**	**NM**	**-0.25**	**-1.72**	**-0.74**	**NM**

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.00%, is below the Comparable Group median at 0.39%. The Bank had a nonperforming assets to assets ratio of 0.00%, which is below the Comparable median of 0.25%. The Bank's reserve level, 0.22% to total loans, is below the Comparable median of 0.96% of loans. The Bank's level of reserves to NPLs is not meaningful because it has no NPLs.

Positive	Neutral	Negative
Higher Proforma Capital		Smaller Asset Base
Lower Borrowings to Assets		Lower Capital
Higher Loans to Assets		Lower ALLL to Loans
No NPLs or NPAs		
Higher Deposits to Assets		

The Bank's asset mix stronger than the Comparable Group's mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels, but at the midpoint of the range will have higher tangible capital levels after the conversion. The Bank has a lower level of NPLs and NPAs, but has a lower level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased, while the Comparable Group experienced declines in assets and deposits.

FIGURE 27 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Company Name	Asset Growth LTM (%)	Gross Loans HFI Growth LTM (%)	Deposit Growth LTM (%)
CEBK	Central Bancorp, Inc.	3.02	5.11	10.98
ESBK	Elmira Savings Bank, FSB	11.96	8.11	13.30
FKFS	First Keystone Financial, Inc.	0.93	6.92	2.61
IFSB	Independence Federal Savings Bank	-0.85	11.45	3.73
LSBX	LSB Corporation	-2.20	13.23	-2.16
MFLR	Mayflower Co-operative Bank	2.15	8.22	0.09
PBCI	Pamrapo Bancorp, Inc.	-1.60	6.05	-2.19
ROME	Rome Bancorp, Inc.	-4.65	4.32	-1.93
WSB	Washington Savings Bank, F.S.B.	-16.00	-42.18	-21.67
WVFC	WVS Financial Corp.	-0.13	-3.28	-2.11
	Average	-0.74	1.80	0.06
	Median	**-0.49**	**6.49**	**-0.92**
	Maximum	11.96	13.23	13.30
	Minimum	-16.00	-42.18	-21.67
	Community Mutual Savings Bank	**7.16**	**21.88**	**4.35**
	Variance to Comparble Median	**7.65**	**15.40**	**5.27**

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Asset Growth		
Higher Loan Growth		
Higher Deposit Growth		

An upward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

For the twelve months ended September 30, 2006 compared to twelve months ended September 30, 2005, net income declined $1.25 million or 96.02%. The decline was primarily attributable to a decline $1.85 million in gains on securities available for sale as well as a decline in net interest income of $253 thousand. These factors were partially offset by a $67 thousand decline in provision for loan losses and a $829 thousand decline in income tax expense.

FIGURE 28 - NET INCOME CHART


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ in thousands
$1,306
$52
Sep-05
For the Twelve Months Ended
Sep-06

Source: Offering Prospectus

The Bank's ROAA and ROAE are below the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.25% and 1.84%, respectively.

FIGURE 29 - PROFITABILITY DATA

		LTM Profitability			
Ticker	Company Name	Return on Avg Assets (%)	Return on Avg Equity (%)	Core ROAA (%)	Core ROAE (%)
CEBK	Central Bancorp, Inc.	0.33	4.53	0.27	3.77
ESBK	Elmira Savings Bank, FSB	0.82	12.08	0.70	10.27
FKFS	First Keystone Financial, Inc.	0.20	3.74	0.13	2.40
IFSB	Independence Federal Savings Bank	-1.96	-22.69	-1.96	-22.69
LSBX	LSB Corporation	0.15	1.40	0.26	2.36
MFLR	Mayflower Co-operative Bank	0.52	6.76	0.52	6.76
PBCI	Pamrapo Bancorp, Inc.	1.10	11.98	1.04	11.39
ROME	Rome Bancorp, Inc.	1.09	3.70	1.07	3.65
WSB	Washington Savings Bank, F.S.B.	1.03	8.82	1.02	8.72
WVFC	WVS Financial Corp.	0.73	10.79	0.73	10.79
	Average	0.40	4.11	0.38	3.74
	Median	**0.63**	**5.65**	**0.61**	**5.27**
	Maximum	1.10	12.08	1.07	11.39
	Minimum	-1.96	-22.69	-1.96	-22.69
	Community Mutual Savings Bank	**0.04**	**0.62**	**0.04**	**0.62**
	Variance to Comparble Median	**-0.59**	**-5.03**	**-0.57**	**-4.65**

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 30 - INCOME STATEMENT DATA

		LTM Income Statement Data							
Ticker	Company Name	Yield on Avg. Earning Assets (%)	Cost of Interest-bearing Liab (%)	Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Asset (%)	Efficiency Ratio (%)	Overhead Ratio (%)
CEBK	Central Bancorp, Inc.	5.87	NA	NA	2.90	0.26	2.68	86.45	85.21
ESBK	Elmira Savings Bank, FSB	5.78	2.88	2.90	3.19	0.59	2.63	72.28	66.79
FKFS	First Keystone Financial, Inc.	5.88	NA	NA	2.37	0.57	2.46	90.63	88.14
IFSB	Independence Federal Savings Bank	NA	NA	NA	3.34	1.40	6.59	141.50	159.30
LSBX	LSB Corporation	5.39	3.15	2.24	2.65	0.27	2.40	84.17	82.50
MFLR	Mayflower Co-operative Bank	5.55	2.29	3.26	3.35	0.44	2.67	73.28	69.63
PBCI	Pamrapo Bancorp, Inc.	NA	2.78	NA	3.55	0.34	2.13	56.00	51.66
ROME	Rome Bancorp, Inc.	6.16	NA	NA	5.01	0.61	3.48	65.42	60.97
WSB	Washington Savings Bank, F.S.B.	7.05	3.53	3.52	3.83	0.66	2.74	63.78	57.31
WVFC	WVS Financial Corp.	NA	NA	NA	1.72	0.15	0.82	43.84	38.91
	Average	5.95	2.93	2.98	3.19	0.53	2.86	77.73	76.04
	Median	**5.87**	**2.88**	**3.08**	**3.27**	**0.51**	**2.65**	**72.78**	**68.21**
	Maximum	7.05	3.53	3.52	5.01	1.40	6.59	141.50	159.30
	Minimum	5.39	2.29	2.24	1.72	0.15	0.82	43.84	38.91
	Community Mutual Savings Bank	**5.07**	**1.76**	**3.31**	**3.55**	**0.36**	**3.71**	**97.92**	**97.70**
	Variance to Comparble Median	**-0.80**	**-1.12**	**0.23**	**0.29**	**-0.14**	**1.06**	**25.14**	**29.49**

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 29 basis point advantage in net margin. This is more than offset by a 14 basis point disadvantage in noninterest income and 106bps disadvantage in noninterest expense.

The Bank's efficiency ratio of 97.92% is above the Comparable median of 72.78%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Net Margin		Lower ROAA
		Lower ROAE
		Lower Pro Forma ROAE
		Higher Noninterest Expense
		Lower Noninterest Income

The Bank is less profitable than the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has higher noninterest expense and lower noninterest income. However, the Bank has a higher net interest margin. The Bank's historical earnings have been inconsistent. Taken collectively, a strong downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 31 – MARKET AREA DATA

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2006 (Actual)	Population per Branch (Actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH Income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)
Central Bancorp, Inc.	*Middlesex, MA*	*11*	410,245	1.21	1,484,454	134,950	1.3	0.72	78,854	29.66	27.11
Elmira Savings Bank, FSB	Chemung, NY	5	225,620	18.73	89,870	17,974	-1.32	-1.48	43,970	20.97	16.3
Elmira Savings Bank, FSB	Tioga, PA	1	16,610	3.08	42,093	42,093	1.74	0.17	38,075	19.09	14.85
Deposit Weighted Market Data				*17.66*		*19,628*	*-1.11*	*-1.37*	*43,566*	*20.84*	*16.20*
First Keystone Financial, Inc.	Delaware, PA	7	341,777	3.89	557,393	79,628	1.19	0.17	63,220	26.18	20.68
First Keystone Financial, Inc.	Chester, PA	1	19,427	0.22	483,406	483,406	11.51	9.63	83,001	28.02	25.46
Deposit Weighted Market Data				*3.69*		*101,344*	*1.75*	*0.68*	*64,284*	*26.28*	*20.94*
Independence Federal Savings Bank	Washington, DC	3	93,571	0.39	563,842	187,947	-1.44	-0.59	48,917	21.88	17.71
Independence Federal Savings Bank	Montgomery, MD	2	46,668	0.2	947,331	473,666	8.47	6.19	87,053	21.79	20.16
Deposit Weighted Market Data				*0.33*		*283,027*	*1.86*	*1.67*	*61,608*	*21.85*	*18.53*
LSB Corporation	Essex, MA	6	291,808	1.97	756,090	126,015	4.52	2.86	65,803	27.12	22.64
LSB Corporation	Rockingham, NH	1	16,391	0.39	302,359	302,359	9.01	6.79	73,395	25.97	18.86
Deposit Weighted Market Data				*1.89*		*135,394*	*4.76*	*3.07*	*66,207*	*27.06*	*22.44*
Mayflower Co-operative Bank	Plymouth, MA	6	198,335	3.16	501,884	83,647	6.15	4.16	69,961	25.73	20.92
Pamrapo Bancorp, Inc.	Hudson, NJ	9	422,916	2.15	620,796	68,977	1.94	1.28	48,409	20.07	15.35
Pamrapo Bancorp, Inc.	Middlesex, NJ	1	42,365	0.16	795,973	795,973	6.11	5.22	75,672	23.23	16.62
Pamrapo Bancorp, Inc.	Bergen, NJ	1	19,361	0.06	911,322	911,322	3.08	1.97	79,568	22.57	19.68
Deposit Weighted Market Data				*1.89*		*166,179*	*2.35*	*1.65*	*52,037*	*20.45*	*15.63*
Rome Bancorp, Inc.	Oneida, NY	4	219,796	5.67	234,646	58,662	-0.35	0.03	43,405	20.9	16.53
Washington Savings Bank, F.S.B.	Prince George's, MD	1	183,490	2.41	856,765	856,765	6.89	4.86	66,284	20.03	16.82
Washington Savings Bank, F.S.B.	Charles, MD	1	77,335	4.73	142,155	142,155	17.93	14.49	76,206	22.71	17.31
Washington Savings Bank, F.S.B.	Anne Arundel, MD	3	75,655	1.03	522,734	174,245	6.76	4.64	75,829	22.92	17.13
				2.63		*539,063*	*9.40*	*7.02*	*70,711*	*21.30*	*17.00*
WVS Financial Corp.	Allegheny, PA	4	128,649	0.29	1,251,041	312,760	-2.39	-1.83	48,435	26.41	20.93
WVS Financial Corp.	Butler, PA	2	26,374	0.95	185,172	92,586	6.37	4.74	52,300	23.23	19.13
Deposit Weighted Market Data				*0.40*		*275,302*	*-0.90*	*-0.71*	*49,093*	*25.87*	*20.62*
Comparable Median				*2.26*		*135,172*	*1.80*	*1.19*	*62,946*	*23.79*	*19.57*
Community Mutual Savings Bank	Westchester, NY	5	110,454	0.39	955,320	191,064	3.45	2.20	80,686	26.79	25.16
State of New York						19,532,703	2.93	2.15	54,403	24.83	19.48
National						303,582,361	7.87	6.66	51,546	22.25	17.77

Sources: SNL Securities

Positive	Neutral	Negative
Higher Population Per Branch		
Higher Income Growth		
Higher Income		
Higher Population Growth		

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. Household income levels are higher in the Bank's markets, and are projected to grow at a rate faster than the Comparables. The Bank's market area has a higher ratio of population to branches than the Comparable Group. Based upon these factors, an upward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 32 - DIVIDEND DATA

		Dividends	
Ticker	**Company Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
CEBK	Central Bancorp, Inc.	2.18	58.54
ESBK	Elmira Savings Bank, FSB	2.77	28.29
FKFS	First Keystone Financial, Inc.	2.25	0.00
IFSB	Independence Federal Savings Bank	0.00	0.00
LSBX	LSB Corporation	3.46	311.11
MFLR	Mayflower Co-operative Bank	3.17	67.80
PBCI	Pamrapo Bancorp, Inc.	3.99	48.59
ROME	Rome Bancorp, Inc.	2.33	81.08
WSB	Washington Savings Bank, F.S.B.	1.82	7.14
WVFC	WVS Financial Corp.	3.88	47.41
	Average	2.59	65.00
	Median	**2.55**	**48.00**
	Maximum	3.99	311.11
	Minimum	0.00	0.00
	Community Mutual Savings Bank	**0.00**	**0.00**
	Variance to Comparble Median	**-2.55**	**-48.00**

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions with the exception of Independence Federal Savings Bank had declared cash dividends. The median dividend payout ratio for the Comparable Group was 48.00%, ranging from a high of 311.11% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have an equity to assets ratio of 14.82%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 33 - MARKET CAPITALIZATION DATA

			Market Data					
Ticker	Company Name	Exchange	Market Value ($M)	Closing Price ($)	High Price ($)	Low Price ($)	Book Value per Share ($)	Tangible Book Value per Share ($)
CEBK	Central Bancorp, Inc.	NASDAQ	54.1	32.99	33.90	30.00	25.21	23.81
ESBK	Elmira Savings Bank, FSB	NASDAQ	40.2	30.34	30.98	27.25	18.33	18.13
FKFS	First Keystone Financial, Inc.	NASDAQ	39.7	19.55	19.75	17.91	14.13	14.13
IFSB	Independence Federal Savings Bank	NASDAQ	15.8	10.15	12.80	9.25	8.31	8.31
LSBX	LSB Corporation	NASDAQ	74.1	16.20	18.06	16.00	12.49	12.49
MFLR	Mayflower Co-operative Bank	NASDAQ	26.4	12.63	14.97	10.90	9.01	8.98
PBCI	*Pamrapo Bancorp, Inc.*	NASDAQ	114.6	23.03	25.23	18.78	12.06	12.06
ROME	Rome Bancorp, Inc.	NASDAQ	109.7	12.85	13.00	12.33	9.23	9.23
WSB	Washington Savings Bank, F.S.B.	AMEX	65.6	8.80	9.80	8.15	8.07	8.07
WVFC	WVS Financial Corp.	NASDAQ	38.1	16.50	17.95	16.30	12.81	12.81
	Average		57.8	18.30	19.64	16.69	12.97	12.80
	Median		**47.2**	**16.35**	**18.01**	**16.15**	**12.28**	12.28
	Maximum		114.6	32.99	33.90	30.00	25.21	23.81
	Minimum		15.8	8.80	9.80	8.15	8.07	8.07
	Community Mutual Savings Bank		**15.5**	**NM**	**NM**	**NM**	**NM**	**NM**
	Variance to Comparble Median		**-31.7**	**NM**	**NM**	**NM**	**NM**	**NM**

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $15.8 million to a high of $114.6 million with a median market capitalization of $47.2 million. The Bank expects to have $15.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all but one of the Comparables.

A slight downward adjustment for this factor appears warranted, due to the lower level of pro forma market capitalization and expected liquidity, relative to the Comparables.

Recent Regulatory Matters

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

In January 2005, the President, CEO and Chairman of the Board of Community Mutual, resigned. That same month, the Board appointed Thomas G. Ferrara as its new chairman. In April 2005, Community Mutual retained John E. Ritacco as its new President and Chief Executive Officer. In October 2005, Community Mutual retained Stephen Dowd as its new Chief Financial Officer and Christopher Strauss as its new Chief Lending Officer.

The current team has considerable banking experience and has held similar positions in other financial institutions. The current team has made considerable progress in addressing the items specified in the Memorandum of Understanding and is responsible for having the regulatory restrictions lifted.

The Bank's organizational chart is reasonable for an institution of its size and complexity.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, no adjustment appears to be warranted for this factor.

MEMORANDUM OF UNDERSTANDING

Community Mutual entered into a Memorandum of Understanding in November 2002 in response to regulatory concerns over Community Mutual's profitability, securities trading and interest rate risk management under prior management. In January 2005, Community Mutual entered into a revised Memorandum of Understanding, which eliminated the provisions addressing securities trading and interest rate risk management, as a result of an examination conducted by Community Mutual's regulators as of December 31, 2003. The revised Memorandum of Understanding was lifted on July 13, 2006.

FinPro has reviewed and considered the progress evident in the Bank's recent exam reports.

As such, no adjustment is warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of conversions declined from 2005 to 2006 YTD.

FIGURE 34 - CONVERSIONS (SINCE 1/1/03) PRO FORMA DATA

Trading Symbol	Exchange	Company Name	*Offering* Closing Date	Offer Price	Net Proceeds	Price to Pro Forma Tangible Book	Charitable Foundation
				($)	($000)	(%)	($000)
CBNK	NASDAQ	Chicopee Bancorp, Inc.	06/13/2006	10.00	58,758	71.5	5,511
NFSB	NASDAQ	Newport Bancorp, Inc.	06/13/2006	10.00	37,937	85.0	3,614
2006		Average		10.00	48,348	78.3	4,563
		Median		10.00	48,348	78.3	4,563
LEGC	NASDAQ	Legacy Bancorp, Inc.	10/11/2005	10.00	81,058	73.5	7,636
BFIN	NASDAQ	BankFinancial Corporation	05/16/2005	10.00	211,909	85.5	0
BFBC	NASDAQ	Benjamin Franklin Bancorp, Inc.	03/17/2005	10.00	47,424	130.0	4,000
2005		Average		10.00	113,464	96.3	3,879
		Median		10.00	81,058	85.5	4,000
NAL	NYSE	NewAlliance Bancshares, Inc.	03/11/2004	10.00	937,596	123.9	40,000
2004							
RPFG	NASDAQ	Rainier Pacific Financial Group, Inc.	09/19/2003	10.00	67,371	76.2	6,348
KNBT	NASDAQ	KNBT Bancorp, Inc.	09/15/2003	10.00	173,842	92.3	16,161
2003		Average		10.00	120,607	84.3	11,255
		Median		10.00	120,607	84.3	11,255

Source: SNL Securities

The first day "pop" for 2005 and 2006 year-to-date are significantly below levels prior to 2005. Newport Bancorp went out at a price to proforma tangible book ratio of 85.0% vs a 71.5% level for Chicopee. The initial aftermarket performance for Newport Bancorp was the second lowest for the period shown. All of the the conversions that closed since January 1, 2001 are currently trading above their IPO price.

FIGURE 35 - CONVERSIONS PRICE APPRECIATION

			Percent Change Since IPO:				
Trading Symbol	**Company Name**	**IPO Price**	**1 Day**	**1 Week**	**1 Month**	**3 Months**	**Through 11/27/06**
		($)	**(%)**	**(%)**	**(%)**	**(%)**	**(%)**
CBNK	Chicopee Bancorp, Inc.	10.00	44.60	44.70	45.20	45.00	50.70
NFSB	Newport Bancorp, Inc.	10.00	28.00	28.60	31.70	41.00	39.00
2006	Average	10.00	36.30	36.65	38.45	43.00	44.85
	Median	10.00	36.30	36.65	38.45	43.00	44.85
LEGC	Legacy Bancorp, Inc.	10.00	30.30	34.80	32.00	41.00	60.00
BFIN	BankFinancial Corporation	10.00	36.00	33.30	36.00	46.40	73.50
BFBC	Benjamin Franklin Bancorp, Inc.	10.00	0.60	3.60	3.40	14.90	43.90
2005	Average	10.00	22.30	23.90	23.80	34.10	59.13
	Median	10.00	30.30	33.30	32.00	41.00	60.00
NAL	NewAlliance Bancshares, Inc.	10.00	51.70	45.30	36.50	41.10	60.60
2004							
RPFG	Rainier Pacific Financial Group, Inc.	10.00	69.90	65.20	61.00	60.90	90.00
KNBT	KNBT Bancorp, Inc.	10.00	68.80	68.20	69.70	77.00	65.60
2003	Average	10.00	69.35	66.70	65.35	68.95	77.80
	Median	10.00	69.35	66.70	65.35	68.95	77.80

Source: SNL Securities

A moderate upward adjustment is warranted given the continued demand for recent conversion offerings.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Balance Sheet Growth	Upward
Earnings Quality, Predictability and Growth	Strong Downward
Market Area	Upward
Dividends	No Adjustment
Liquidity of the Issue	Slight Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Memorandum of Understanding	No Adjustment
Subscription Interest	Moderate Upward

Taken collectively, FinPro is of the opinion that, an upward adjustment should be applied to the Bank's market value.

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 15.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New York public thrifts, all publicly traded thrifts and the recent (September 2005 to date) and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded , and New York thrifts are shown in Exhibit H.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "low". As such, this approach was given very little consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion excluding the value of the foundation is estimated to be $15,000,000. Based upon a range below and above the midpoint value, the respective values are $12,750,000 at the minimum and $17,250,000 at the maximum respectively. At the super maximum of the range, the offering value would be $19,838,000. In addition, the Bank intends to establish a foundation equal to 3.6% of the shares issued plus $60,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 36 - VALUE RANGE - FULL OFFERING

Conclusion	Shares Offered	Price per Share	Conversion Value	Value Issued to Foundation	Pro-Forma Market Capitalization
Appraisal Value - Midpoint	1,500,000	$10.00	$ 15,000,000	$ 540,000	$ 15,540,000
Range					
- Minimum	1,275,000	$10.00	$ 12,750,000	459,000	$ 13,209,000
- Maximum	1,725,000	$10.00	$ 17,250,000	621,000	$ 17,871,000
- Super Maximum	1,983,750	$10.00	$ 19,837,500	714,000	$ 20,551,500

Source: FinPro Inc. Pro forma Model

FIGURE 37 – FULL CONVERSION OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
Price-Core Earnings Ratio P/E	Min	90.91						
	Mid	90.91	29.75x	24.80x	19.10x	17.00x	22.69x	16.90x
	Max	90.91						
	Smax	90.91						
Price-to-Book Ratio P/B	Min	73.86%						
	Mid	78.25%	139.49%	134.65%	144.96%	148.30%	144.36%	134.45%
	Max	81.83%						
	Smax	85.18%						
Price-to-Tangible Book Ratio P/TB	Min	74.13%						
	Mid	78.49%	140.49%	138.50%	210.67%	215.55%	168.86%	149.80%
	Max	82.03%						
	Smax	85.40%						
Price-to-Assets Ratio P/A	Min	10.00%						
	Mid	11.59%	14.25%	10.95%	16.95%	15.08%	13.72%	12.71%
	Max	13.13%						
	Smax	14.85%						

Source: FinPro Calculations

FIGURE 38 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to:				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	90.91x	90.91x	78.25%	78.49%	11.59%
Comparable Group Median	22.24x	29.75x	139.49%	140.49%	14.25%
((Discount) Premium	308.8%	205.6%	-43.9%	-44.1%	-18.7%

Source: SNL data, FinPro Calculations

As Figure 38 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 205.6% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 44.1% discount to the Comparable Group.

FIGURE 39 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to:				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	90.91x	90.91x	85.18%	85.40%	14.85%
Comparable Group Median	22.24x	29.75x	139.49%	140.49%	14.25%
((Discount) Premium	308.8%	205.6%	-38.9%	-39.2%	4.2%

Source: SNL data, FinPro Calculations

As Figure 39 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 205.6% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 39.2% discount to the Comparable Group.

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of recent offerings and other filed and pending offerings as secondary checks.

It is, therefore, FinPro's opinion that as of November 27, 2006, the estimated pro forma market value of the Bank in a full offering was $15,000,000 at the midpoint of a range with a minimum of $12,750,000 to a maximum of $17,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $19,837,500. In addition, the shares issued to the charitable foundation will be funded using authorized but unissued shares equal to 3.6% of the shares offered plus $60,000 in cash.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit A.

Profile of FinPro and the Authors

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Authors . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

About the Authors . . .

Robert Peacock joined FinPro in May of 2005.

Robert is a key player in the firm's de novo bank formation, planning and capital markets engagements.

Robert has been in the financial services industry for 20 years focusing on community banks and thrifts. He spent several years in investment banking raising equity, providing merger advisory services and managing savings and loan conversions.

Robert helps to bring an operating perspective to FinPro's engagements as he spent the last ten years as CFO of a $1.6 billion thrift institution.

Robert earned a B.S. in Finance and an MBA from the Wharton School of the University of Pennsylvania.

Photo Not Available

Robert L. Peacock

Managing Director

Exhibit B.

Consolidated Statements of Condition

	September 30	
	2006	2005
	(In Thousands)	
Assets		
Cash and amounts due from depository institutions	$ 2,709	$ 1,921
Interest-earning deposits	352	7,015
Federal funds sold	-	3,500
Cash and Cash Equivalents	3,061	12,436
Securities available for sale	4,087	221
Securities held to maturity (fair value of $15,073 and $19,232, respectively)	15,211	19,557
Loans receivable, net of allowance for loan losses $216 and $238, respectively	96,732	79,303
Premises and equipment	686	572
Federal Home Loan Bank of New York stock, at cost	351	767
Interest receivable	638	515
Other assets	1,762	967
Total Assets	$122,528	$114,338
Liabilities and Retained Earnings		
Liabilities		
Deposits:		
Non-interest bearing	$ 12,286	$ 9,805
Interest-bearing	96,498	94,441
Total Deposits	108,784	104,246
Advances from Federal Home Loan Bank of New York	4,204	-
Advance payments by borrowers for taxes and insurance	245	1
Other liabilities	988	1,974
Total Liabilities	114,221	106,221
Commitments and Contingencies	-	-
Retained Earnings		
Retained earnings	8,444	8,392

Exhibit C.
Consolidated Statements of Operations

	Years Ended September 30	
	2006	2005
	(In Thousands)	
Interest Income		
Loans	$4,785	$4,238
Securities	741	705
Federal funds sold	71	146
Other interest-earning assets	123	170
Total Interest Income	5,720	5,259
Interest Expense		
Deposits	1,693	986
Mortgage escrow funds	12	14
Borrowings	9	-
Total Interest Expense	1,714	1,000
Net Interest Income	4,006	4,259
Provision for Loan Losses	-	67
Net Interest Income after Provision for Loan Losses	4,006	4,192
Non-Interest Income		
Fees and service charges	289	345
Gain on sale of securities available for sale	110	1,960
Other	23	12
Total Non-Interest Income	422	2,317
Non-Interest Expenses		
Salaries and employee benefits	2,365	2,389
Net occupancy	555	471
Equipment	389	373
Professional fees	313	458
Advertising	92	42
Federal insurance premium	37	48
Directors' fees	162	138
Other insurance	73	79
Bank charges	86	85
Other	264	251
Total Non-Interest Expenses	4,336	4,334

Exhibit D.
Consolidated Statements of Changes in Retained Equity

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2004	$7,086	$1,005	$8,091
Comprehensive income:			
Net income	1,306	-	1,306
Other comprehensive loss	-	(1,280)	(1,280)
Total Comprehensive Income			26
Balance - September 30, 2005	8,392	(275)	8,117
Comprehensive income:			
Net income	52	-	52
Other comprehensive income	-	138	138
Total Comprehensive Income			190
Balance - September 30, 2006	$8,444	$ (137)	$8,307

Exhibit E.
Consolidated Statements of Cash Flows

	Years Ended September 30	
	2006	2005
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	$ 52	$1,306
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization of premises and equipment	99	101
Amortization and accretion of premium, discount and deferred loan costs, net	58	54
Gain on sale of securities available for sale	(110)	(1,960)
Provision for loan losses	-	67
Deferred income taxes	65	51
(Increase) decrease in interest receivable	(123)	7
(Increase) in other assets	(952)	(303)
(Decrease) in accrued interest payable	(28)	(8)
Increase (decrease) in other liabilities	(606)	494
Net Cash Used in Operating Activities	(1,545)	(191)
Cash Flows from Investing Activities		
Purchases of securities available for sale	(4,007)	(8)
Purchases of securities held to maturity	-	(2,200)
Proceeds from sales of securities available for sale	129	3,799
Proceeds from maturities and calls of securities held to maturity	4,300	1,968
Principal repayments of securities available for sale	20	26
Principal repayments on securities held to maturity	46	103
Net increase in loans receivable	(17,507)	(2,654)
Additions to premises and equipment	(213)	(237)
Redemption (purchase) of Federal Home Loan Bank of New York stock	416	(58)
Net Cash Provided by (Used in) Investing Activities	(16,816)	739
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	4,538	(6,207)
Advances from Federal Home Loan Bank of New York	4,204	-
Increase (decrease) in advance payments by borrowers for taxes and insurance	244	(106)
Net Cash Provided by (Used in) Financing Activities	8,986	(6,313)
Net Decrease in Cash and Cash Equivalents	(9,375)	(5,765)
Cash and Cash Equivalents - Beginning	12,436	18,201

Exhibit F. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	Total Assets
							($000s)
Starting Group - 209 public thrifts							
The following 77 institutions were *eliminated* - Listed on OTC or Pink Sheets - 132 Remain							
Alaska Pacific Bancshares, Inc.	AKPB	OTC BB	07/01/1999	No	AK	WE	184,603
Allied First Bancorp, Inc.	AFBA	OTC BB	12/31/2001	No	IL	MW	165,185
AMB Financial Corp.	AMFC	OTC BB	04/01/1996	No	IN	MW	176,027
American Bank Holdings, Inc.	ABKD	OTC BB	NA	No	MD	MA	323,105
ASB Financial Corp.	ASBN	Pink Sheet	05/11/1995	No	OH	MW	198,472
BancAffiliated, Inc.	BAFI	Pink Sheet	06/01/2001	No	TX	SW	111,440
BankPlus, FSB	BPLS	Pink Sheet	07/10/1991	No	IL	MW	296,793
BUCS Financial Corp	BUCS	OTC BB	03/15/2001	Yes	MD	MA	148,825
CCSB Financial Corp.	CCFC	OTC BB	01/09/2003	No	MO	MW	96,383
Chevy Chase Bank, FSB		Private	NA	No	MD	MA	14,193,483
City Savings Financial Corp.	CSFCE	OTC BB	12/28/2001	No	IN	MW	139,638
CKF Bancorp, Inc.	CKFBE	OTC BB	01/04/1995	No	KY	MW	164,485
Coddle Creek Financial Corp.	CDLX	Pink Sheet	12/31/1997	No	NC	SE	149,306
Community First Bancorp, Inc.	CFBC	OTC BB	06/27/2003	No	KY	MW	77,267
Community Investors Bancorp, Inc.	CIBN	Pink Sheet	02/07/1995	No	OH	MW	126,338
Crazy Woman Creek Bancorp Incorporated	CRZY	Pink Sheet	03/29/1996	No	WY	WE	111,884
DSA Financial Corporation	DSFN	OTC BB	07/30/2004	No	IN	MW	106,695
East Side Financial, Inc.	ESDF	Pink Sheet	11/01/1991	No	IL	MW	129,311
East Texas Financial Services, Inc.	ETFS	OTC BB	01/10/1995	No	TX	SW	231,275
ebank Financial Services, Inc.	EBDC	OTC BB	07/06/1998	No	GA	SE	138,655
Farnsworth Bancorp, Inc.	FNSW	OTC BB	09/30/1998	Yes	NJ	MA	107,237
FFW Corporation	FFWC	OTC BB	04/05/1993	No	IN	MW	282,054
Fidelity Federal Bancorp	FDLB	Pink Sheet	08/31/1987	No	IN	MW	209,317
First Capital Bancshares, Inc.	FCPB	Pink Sheet	10/29/1999	No	SC	SE	51,869
First Federal Banc of the Southwest, Inc.	FFSW	Pink Sheet	NA	Yes	NM	SW	562,286
First Independence Corporation	FFSL	OTC BB	10/08/1993	No	KS	MW	179,313
First Star Bancorp, Inc.	FSSB	Pink Sheet	05/15/1987	No	PA	MA	592,056
First Trust Bank for Savings, FSB		Private	NA	No	TN	SE	303,237
FPB Financial Corp.	FPBF	Pink Sheet	07/01/1999	No	LA	SW	134,111
Globe Bancorp, Inc.	GLBP	OTC BB	07/10/2001	No	LA	SW	30,097
Great American Bancorp, Inc.	GTPS	OTC BB	06/30/1995	No	IL	MW	146,624
High Country Bancorp, Inc.	HCBC	Pink Sheet	12/10/1997	No	CO	SW	199,865
Home Financial Bancorp	HWENE	OTC BB	07/02/1996	No	IN	MW	76,543
Home Loan Financial Corporation	HLFN	Pink Sheet	03/26/1998	No	OH	MW	158,426
Homestead Bancorp, Inc.	HSTD	Pink Sheet	07/20/1998	No	LA	SW	132,956
Horizon Financial Services Corporation	HZFS	OTC BB	06/30/1994	No	IA	MW	124,452
Indian Village Bancorp, Inc.	IDVB	OTC BB	07/02/1999	No	OH	MW	114,230
KS Bancorp, Inc.	KSBI	OTC BB	12/30/1993	No	NC	SE	288,001
Lexington B&L Financial Corp.	LXMO	Pink Sheet	06/06/1996	No	MO	MW	132,578
Logansport Financial Corp.	LOGN	Pink Sheet	06/14/1995	No	IN	MW	162,583
MainStreet Financial Corporation		Private	NA	No	MI	MW	114,909
Malaga Financial Corporation	MLGF	OTC BB	NA	No	CA	WE	633,314
Midland Capital Holdings Corporation	MCPH	OTC BB	06/30/1993	No	IL	MW	125,758
Monadnock Bancorp, Inc.	MNKB	OTC BB	06/29/2006	No	NH	NE	87,264
Mutual Community Savings Bank, Inc., SSB	MTUC	OTC BB	06/29/1993	No	NC	SE	86,863
National Consumer Cooperative Bank		Private	NA	No	DC	MA	1,702,952
Northeast Indiana Bancorp, Inc.	NIDB	OTC BB	06/28/1995	No	IN	MW	233,755
NorthWest Indiana Bancorp	NWIN	OTC BB	NA	No	IN	MW	630,484

Exhibit F. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	Total Assets
							($000s)
Listed on OTC or Pink Sheets - Continued							
OC Financial, Inc.	OCFL	OTC BB	04/01/2005	No	OH	MW	62,532
Ohio Savings Financial Corporation	OHSF	Pink Sheet	NA	No	OH	MW	16,605,531
Peoples-Sidney Financial Corporation	PSFC	Pink Sheet	04/28/1997	No	OH	MW	139,741
Perpetual Federal Savings Bank	PFOH	OTC BB	04/19/1991	No	OH	MW	369,293
Polonia Bancorp		Private	NA	No	PA	MA	167,429
Prince George's Federal Savings Bank	PCGO	Pink Sheet	NA	No	MD	MA	101,518
Redwood Financial, Inc.	REDW	Pink Sheet	07/10/1995	No	MN	MW	75,656
RMG Capital Corporation	RMGC	OTC BB	NA	No	CA	WE	649,791
Roebling Financial Corp, Inc.	RBLG	OTC BB	10/01/2004	No	NJ	MA	123,155
Royal Financial, Inc.	RYFL	OTC BB	01/21/2005	No	IL	MW	131,538
San Luis Trust Bank, FSB	SNLSE	OTC BB	NA	No	CA	WE	262,236
SE Financial Corp.	SEFL	OTC BB	05/06/2004	No	PA	MA	171,963
Security Bancorp, Inc.	SCYT	OTC BB	06/30/1997	No	TN	SE	133,865
Security Federal Bancorp, Inc.	SIYF	Pink Sheet	04/03/1995	No	AL	SE	69,142
Security Federal Corporation	SFDL	OTC BB	10/30/1987	No	SC	SE	684,714
SFB Bancorp, Inc.	SFBK	Pink Sheet	05/30/1997	No	TN	SE	59,346
Sistersville Bancorp, Inc.	SVBC	Pink Sheet	06/26/1997	No	WV	SE	52,423
Southern Banc Company, Inc.	SRNN	OTC BB	10/05/1995	No	AL	SE	102,649
Southern Community Bancshares, Inc.	SCBS	Pink Sheet	12/23/1996	No	AL	SE	59,871
SouthFirst Bancshares, Inc.	SZBI	OTC BB	02/14/1995	No	AL	SE	142,170
State of Franklin Bancshares, Inc.	SFKT	Pink Sheet	NA	No	TN	SE	347,246
Sturgis Bancorp, Inc.	STBI	Pink Sheet	11/10/1988	No	MI	MW	320,354
Third Century Bancorp	TDCB	OTC BB	06/30/2004	No	IN	MW	131,532
Umbrella Bancorp, Inc.	UMBR	Pink Sheet	NA	No	IL	MW	44,600
United Tennessee Bankshares, Inc.	UNTN	OTC BB	01/05/1998	No	TN	SE	121,405
Virginia Savings Bank, FSB	VSBR	Pink Sheet	NA	No	VA	SE	183,616
Washington Federal Bank for Savings	WFBS	Pink Sheet	03/01/1995	No	IL	MW	72,906
Wells Financial Corp.	WEFP	OTC BB	04/11/1995	No	MN	MW	269,391
West Town Bancorp, Inc.	WTWN	Pink Sheet	03/01/1995	No	IL	MW	54,886

Exhibit F. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	Total Assets ($000s)
The following 84 institutions were eliminated - Not in the Northeast or Midatlantic regions							
48 Remain							
Ameriana Bancorp	ASBI	NASDAQ	03/02/1987	No	IN	MW	478,717
Anchor BanCorp Wisconsin Inc.	ABCW	NASDAQ	07/16/1992	No	WI	MW	4,481,586
B of I Holding, Inc.	BOFI	NASDAQ	03/15/2005	No	CA	WE	766,223
Bank Mutual Corporation	BKMU	NASDAQ	10/30/2003	No	WI	MW	3,459,766
BankAtlantic Bancorp, Inc.	BBX	NYSE	11/29/1983	No	FL	SE	6,569,650
BankFinancial Corporation	BFIN	NASDAQ	06/24/2005	No	IL	MW	1,609,977
BankUnited Financial Corporation	BKUNA	NASDAQ	12/11/1985	No	FL	SE	13,570,899
BFC Financial Corporation	BFF	NYSE	NA	No	FL	SE	7,694,259
Blue River Bancshares, Inc.	BRBI	NASDAQ	06/24/1998	No	IN	MW	214,470
Broadway Financial Corporation	BYFC	NASDAQ	01/09/1996	No	CA	WE	283,933
Central Federal Corporation	CFBK	NASDAQ	12/30/1998	No	OH	MW	225,113
CFS Bancorp, Inc.	CITZ	NASDAQ	07/24/1998	No	IN	MW	1,292,380
Citizens Community Bancorp, Inc.	CZWI	NASDAQ	11/01/2006	No	WI	MW	283,990
Citizens First Bancorp, Inc.	CTZN	NASDAQ	03/07/2001	No	MI	MW	1,778,484
Citizens South Banking Corporation	CSBC	NASDAQ	10/01/2002	No	NC	SE	725,908
Coastal Financial Corporation	CFCP	NASDAQ	09/26/1990	No	SC	SE	1,659,475
Community Financial Corporation	CFFC	NASDAQ	03/30/1988	No	VA	SE	445,920
Downey Financial Corp.	DSL	NYSE	01/01/1971	No	CA	WE	16,982,793
Federal Trust Corporation	FDT	AMEX	12/12/1997	No	FL	SE	729,952
FFD Financial Corporation	FFDF	NASDAQ	04/03/1996	No	OH	MW	160,537
Fidelity Bankshares, Inc.	FFFL	NASDAQ	05/15/2001	Yes	FL	SE	4,381,549
First Bancorp of Indiana, Inc.	FBEI	NASDAQ	04/07/1999	No	IN	MW	304,894
First Bancshares, Inc.	FBSI	NASDAQ	12/22/1993	No	MO	MW	227,079
First BancTrust Corporation	FBTC	NASDAQ	04/19/2001	No	IL	MW	291,517
First Capital, Inc.	FCAP	NASDAQ	01/04/1999	No	IN	MW	451,725
First Clover Leaf Financial Corp.	FCLF	NASDAQ	07/11/2006	No	IL	MW	340,748
First Community Bank Corporation of America	FCFL	NASDAQ	05/31/2003	No	FL	SE	371,595
First Defiance Financial Corp.	FDEF	NASDAQ	10/02/1995	No	OH	MW	1,524,679
First Federal Bancshares of Arkansas, Inc.	FFBH	NASDAQ	05/03/1996	No	AR	SE	868,179
First Federal Bancshares, Inc.	FFBI	NASDAQ	08/17/2000	Yes	IL	MW	339,823
First Federal Bankshares, Inc.	FFSX	NASDAQ	04/14/1999	No	IA	MW	594,840
First Federal of Northern Michigan Bancorp, Inc.	FFNM	NASDAQ	04/04/2005	No	MI	MW	286,369
First Financial Holdings, Inc.	FFCH	NASDAQ	11/10/1983	No	SC	SE	2,658,128
First Franklin Corporation	FFHS	NASDAQ	01/26/1988	No	OH	MW	323,617
First Mutual Bancshares, Inc.	FMSB	NASDAQ	12/17/1985	No	WA	WE	1,093,937
First Niles Financial, Inc.	FNFI	NASDAQ	10/27/1998	No	OH	MW	100,973
First PacTrust Bancorp, Inc.	FPTB	NASDAQ	08/23/2002	No	CA	WE	813,484
First Place Financial Corp.	FPFC	NASDAQ	01/04/1999	No	OH	MW	3,012,232
FirstBank NW Corp.	FBNW	NASDAQ	07/02/1997	Yes	WA	WE	884,167
FirstFed Financial Corp.	FED	NYSE	12/16/1983	No	CA	WE	10,076,160
Flagstar Bancorp, Inc.	FBC	NYSE	04/30/1997	No	MI	MW	15,120,025
Franklin Bank Corp.	FBTX	NASDAQ	12/18/2003	No	TX	SW	5,173,202
Great Pee Dee Bancorp, Inc.	PEDE	NASDAQ	12/31/1997	No	SC	SE	214,237
Greater Atlantic Financial Corp.	GAFC	NASDAQ	06/28/1999	No	VA	SE	318,169
GS Financial Corp.	GSLA	NASDAQ	04/01/1997	No	LA	SW	172,412
Harbor Florida Bancshares, Inc.	HARB	NASDAQ	03/19/1998	Yes	FL	SE	3,266,543
Harrington West Financial Group, Inc.	HWFG	NASDAQ	11/07/2002	No	CA	WE	1,146,201
HF Financial Corp.	HFFC	NASDAQ	04/08/1992	No	SD	MW	987,195
HMN Financial, Inc.	HMNF	NASDAQ	06/30/1994	No	MN	MW	991,258

Exhibit F. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	Total Assets ($000s)
Not in the Northeast or Midatlantic regions - Continued							
Home City Financial Corporation	HCFC	NASDAQ	12/30/1996	No	OH	MW	149,228
HopFed Bancorp, Inc.	HFBC	NASDAQ	02/09/1998	No	KY	MW	759,072
IndyMac Bancorp, Inc.	NDE	NYSE	11/10/1986	No	CA	WE	27,385,483
Jefferson Bancshares, Inc.	JFBI	NASDAQ	07/02/2003	No	TN	SE	331,398
Liberty Bancorp, Inc.	LBCP	NASDAQ	07/24/2006	No	MO	MW	281,345
LSB Financial Corp.	LSBI	NASDAQ	02/03/1995	No	IN	MW	365,778
MAF Bancorp, Inc.	MAFB	NASDAQ	01/12/1990	No	IL	MW	11,464,799
Meta Financial Group, Inc.	CASH	NASDAQ	09/20/1993	No	IA	MW	741,132
MFB Corp.	MFBC	NASDAQ	03/25/1994	No	IN	MW	496,072
MutualFirst Financial, Inc.	MFSF	NASDAQ	12/30/1999	No	IN	MW	990,695
NASB Financial, Inc.	NASB	NASDAQ	09/27/1985	No	MO	MW	1,550,347
NetBank, Inc.	NTBK	NASDAQ	07/29/1997	No	GA	SE	3,849,408
North Central Bancshares, Inc.	FFFD	NASDAQ	03/21/1996	No	IA	MW	514,507
Pacific Premier Bancorp, Inc.	PPBI	NASDAQ	06/25/1997	No	CA	WE	712,252
Park Bancorp, Inc.	PFED	NASDAQ	08/12/1996	No	IL	MW	226,391
Peoples Bancorp	PFDC	NASDAQ	07/07/1987	No	IN	MW	498,321
Peoples Community Bancorp, Inc.	PCBI	NASDAQ	03/30/2000	No	OH	MW	1,053,027
PFF Bancorp, Inc.	PFB	NYSE	03/29/1996	No	CA	WE	4,643,750
Pocahontas Bancorp, Inc.	PFSL	NASDAQ	04/01/1998	Yes	AR	SE	732,944
Provident Financial Holdings, Inc.	PROV	NASDAQ	06/28/1996	No	CA	WE	1,695,775
Pulaski Financial Corp.	PULB	NASDAQ	12/03/1998	No	MO	MW	961,818
PVF Capital Corp.	PVFC	NASDAQ	12/30/1992	No	OH	MW	912,379
Rainier Pacific Financial Group, Inc.	RPFG	NASDAQ	10/21/2003	No	WA	WE	901,075
River Valley Bancorp	RIVR	NASDAQ	12/20/1996	No	IN	MW	333,520
Riverview Bancorp, Inc.	RVSB	NASDAQ	10/01/1997	No	WA	WE	844,447
South Street Financial Corp.	SSFC	NASDAQ	10/03/1996	No	NC	SE	268,848
Superior Bancorp	SUPR	NASDAQ	12/10/1998	No	AL	SE	1,836,098
Teche Holding Company	TSH	AMEX	04/19/1995	No	LA	SW	685,750
TierOne Corporation	TONE	NASDAQ	10/02/2002	No	NE	MW	3,350,986
Timberland Bancorp, Inc.	TSBK	NASDAQ	01/13/1998	No	WA	WE	577,087
United Community Financial Corp.	UCFC	NASDAQ	07/09/1998	No	OH	MW	2,670,812
United Western Bancorp, Inc.	UWBK	NASDAQ	10/18/1996	No	CO	SW	2,203,665
Washington Federal, Inc.	WFSL	NASDAQ	11/17/1982	No	WA	WE	9,069,020
Washington Mutual, Inc.	WM	NYSE	03/11/1983	No	WA	WE	348,877,000
Wayne Savings Bancshares, Inc.	WAYN	NASDAQ	01/09/2003	No	OH	MW	405,801
The following 5 institutions were eliminated - Recent Conversions - 43 Remain							
American Bancorp of New Jersey, Inc.	ABNJ	NASDAQ	10/06/2005	No	NJ	MA	514,319
Chicopee Bancorp, Inc.	CBNK	NASDAQ	07/20/2006	No	MA	NE	445,736
Legacy Bancorp, Inc.	LEGC	NASDAQ	10/26/2005	No	MA	NE	805,417
New England Bancshares, Inc.	NEBS	NASDAQ	12/29/2005	No	CT	NE	272,160
Newport Bancorp, Inc.	NFSB	NASDAQ	07/07/2006	No	RI	NE	292,729

Exhibit F. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	Total Assets
							($000s)
The following 33 institutions were eliminated - Assets Greater than $650MM - 10 Remain							
Astoria Financial Corporation	AF	NYSE	11/18/1993	No	NY	MA	21,599,128
Benjamin Franklin Bancorp, Inc.	BFBC	NASDAQ	04/05/2005	No	MA	NE	902,281
Berkshire Hills Bancorp, Inc.	BHLB	NASDAQ	06/28/2000	No	MA	NE	2,205,097
Brookline Bancorp, Inc.	BRKL	NASDAQ	07/10/2002	No	MA	NE	2,375,472
Carver Bancorp, Inc.	CNY	AMEX	10/25/1994	No	NY	MA	779,596
Dime Community Bancshares, Inc.	DCOM	NASDAQ	06/26/1996	No	NY	MA	3,137,600
ESB Financial Corporation	ESBF	NASDAQ	06/13/1990	No	PA	MA	1,918,387
Fidelity Bancorp, Inc.	FSBI	NASDAQ	06/24/1988	No	PA	MA	730,401
First Niagara Financial Group, Inc.	FNFG	NASDAQ	01/21/2003	No	NY	MA	8,011,500
Flushing Financial Corporation	FFIC	NASDAQ	11/21/1995	No	NY	MA	2,736,933
FMS Financial Corporation	FMCO	NASDAQ	12/14/1988	Yes	NJ	MA	1,212,983
Great Lakes Bancorp, Inc.	GLK	NYSE	NA	No	NY	MA	869,290
Harleysville Savings Financial Corporation	HARL	NASDAQ	08/04/1987	No	PA	MA	775,638
Hingham Institution for Savings	HIFS	NASDAQ	12/20/1988	No	MA	NE	678,369
Hudson City Bancorp, Inc.	HCBK	NASDAQ	06/07/2005	No	NJ	MA	33,638,004
KNBT Bancorp, Inc.	KNBT	NASDAQ	11/03/2003	No	PA	MA	2,926,763
MASSBANK Corp.	MASB	NASDAQ	05/28/1986	No	MA	NE	845,927
New Hampshire Thrift Bancshares, Inc.	NHTB	NASDAQ	05/22/1986	No	NH	NE	671,360
New York Community Bancorp, Inc.	NYB	NYSE	11/23/1993	No	NY	MA	28,924,286
NewAlliance Bancshares, Inc.	NAL	NYSE	04/02/2004	No	CT	NE	7,198,575
OceanFirst Financial Corp.	OCFC	NASDAQ	07/03/1996	No	NJ	MA	2,073,164
Parkvale Financial Corporation	PVSA	NASDAQ	07/16/1987	No	PA	MA	1,923,586
Partners Trust Financial Group, Inc.	PRTR	NASDAQ	07/15/2004	No	NY	MA	3,770,666
PennFed Financial Services, Inc.	PFSB	NASDAQ	07/15/1994	Yes	NJ	MA	2,334,262
Provident Financial Services, Inc.	PFS	NYSE	01/15/2003	No	NJ	MA	5,823,997
Provident New York Bancorp	PBNY	NASDAQ	01/15/2004	No	NY	MA	2,840,373
Severn Bancorp, Inc.	SVBI	NASDAQ	NA	No	MD	MA	910,175
Sovereign Bancorp, Inc.	SOV	NYSE	08/12/1986	No	PA	MA	90,410,059
Synergy Financial Group, Inc.	SYNF	NASDAQ	01/21/2004	No	NJ	MA	993,244
TF Financial Corporation	THRD	NASDAQ	07/13/1994	No	PA	MA	654,777
TrustCo Bank Corp NY	TRST	NASDAQ	NA	No	NY	MA	3,000,869
Willow Financial Bancorp, Inc.	WFBC	NASDAQ	04/04/2002	No	PA	MA	1,553,023
WSFS Financial Corporation	WSFS	NASDAQ	11/26/1986	No	DE	MA	2,999,702
Resulting Comparable Group of 10 Institutions							
Central Bancorp, Inc.	CEBK	NASDAQ	10/24/1986	No	MA	NE	556,082
Elmira Savings Bank, FSB	ESBK	NASDAQ	03/01/1985	No	NY	MA	360,299
First Keystone Financial, Inc.	FKFS	NASDAQ	01/26/1995	No	PA	MA	522,960
Independence Federal Savings Bank	IFSB	NASDAQ	06/06/1985	No	DC	MA	158,510
LSB Corporation	LSBX	NASDAQ	05/02/1986	No	MA	NE	521,585
Mayflower Co-operative Bank	MFLR	NASDAQ	12/23/1987	No	MA	NE	245,727
Pamrapo Bancorp, Inc.	PBCI	NASDAQ	11/14/1989	No	NJ	MA	643,301
Rome Bancorp, Inc.	ROME	NASDAQ	03/31/2005	No	NY	MA	296,013
Washington Savings Bank, F.S.B.	WSB	AMEX	08/03/1988	No	MD	MA	444,123
WVS Financial Corp.	WVFC	NASDAQ	11/29/1993	No	PA	MA	423,183

Exhibit G. Selected Financial Data

					Corporate		Key Financial Data for the Most Recent Period End					
Ticker	Company Name	Exchange	City	State	Total Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Gross Loans HFI/ Total Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Total Borrowings/ Total Assets (%)
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986	556,082	111.82	78.17	18.25	69.91	22.32
ESBK	Elmira Savings Bank, FSB	NASDAQ	Elmira	NY	7	03/01/1985	360,299	79.92	60.74	33.76	76.00	16.62
FKFS	First Keystone Financial, Inc.	NASDAQ	Media	PA	8	01/26/1995	522,960	91.02	62.45	NA	68.61	24.61
IFSB	Independence Federal Savings Bank	NASDAQ	Washington	DC	5	06/06/1985	158,510	54.39	47.22	32.71	86.81	3.79
LSBX	LSB Corporation	NASDAQ	North Andover	MA	7	05/02/1986	521,585	87.67	50.73	45.58	57.86	30.17
MFLR	Mayflower Co-operative Bank	NASDAQ	Middleboro	MA	6	12/23/1987	245,727	71.32	57.74	36.36	80.96	10.82
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	Bayonne	NJ	11	11/14/1989	643,301	98.84	71.68	25.39	72.52	16.85
ROME	Rome Bancorp, Inc.	NASDAQ	Rome	NY	4	03/31/2005	296,013	132.03	88.96	2.45	67.37	3.89
WSB	Washington Savings Bank, F.S.B.	AMEX	Bowie	MD	5	08/03/1988	444,123	76.54	55.79	36.19	72.89	13.06
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	11/29/1993	423,183	35.77	13.75	84.51	38.44	53.19
	Average				7		417,178	83.93	58.72	35.02	69.14	19.53
	Median				**7**		**433,653**	**83.80**	**59.24**	**33.76**	**71.22**	**16.74**
	Maximum				11		643,301	132.03	88.96	84.51	86.81	53.19
	Minimum				4		158,510	35.77	13.75	2.45	38.44	3.79
	Community Mutual Savings Bank		**White Plains**	**NY**	**5**		**122,528**	**88.92**	**79.12**	**15.75**	**88.78**	**3.43**
	Variance to Comparble Median						**-311,125**	**5.13**	**19.88**	**-18.01**	**17.57**	**-13.31**

	Capital for the Most Recent Period End					Asset Quality for the Most Recent Period End					
Company Name	Total Equity/ Total Assets (%)	Tangible Equity/ Tangible Assets (%)	Intangibles/ Equity (%)	Core Cap/ Tang Assets (OTS Only) (%)	Equity+Reserves/ Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs+90+ Days Delinq (%)
Central Bancorp, Inc.	7.21	6.84	5.57	8.00	7.90	0.36	244.76	0.28	3.92	0.89	244.76
Elmira Savings Bank, FSB	6.74	6.67	1.10	7.04	7.21	NA	NA	NA	NA	0.77	NA
First Keystone Financial, Inc.	5.48	5.48	0.00	NA	6.12	NA	NA	NA	NA	1.03	NA
Independence Federal Savings Bank	8.14	8.14	0.00	9.14	8.43	0.87	53.47	0.54	6.60	0.46	53.47
LSB Corporation	10.95	10.95	0.00	11.35	11.76	0.43	369.00	0.22	2.00	1.59	369.00
Mayflower Co-operative Bank	7.67	7.65	0.32	NA	8.38	0.00	NM	0.00	0.00	1.22	NM
Pamrapo Bancorp, Inc.	9.33	9.33	0.00	8.99	9.74	0.19	308.08	0.13	1.44	0.58	150.23
Rome Bancorp, Inc.	27.21	27.21	0.00	21.00	27.87	0.41	182.24	0.36	1.33	0.74	173.33
Washington Savings Bank, F.S.B.	13.50	13.50	0.00	13.54	14.70	NA	NA	NA	NA	2.08	NA
WVS Financial Corp.	7.02	7.02	0.00	7.19	7.25	NA	NA	NA	NA	1.64	NA
Average	10.33	10.28	0.70	10.78	10.94	0.38	231.51	0.26	2.55	1.10	198.16
Median	**7.91**	**7.90**	**0.00**	**9.07**	**8.41**	**0.39**	**244.76**	**0.25**	**1.72**	**0.96**	**173.33**
Maximum	27.21	27.21	5.57	21.00	27.87	0.87	369.00	0.54	6.60	2.08	369.00
Minimum	5.48	5.48	0.00	7.04	6.12	0.00	53.47	0.00	0.00	0.46	53.47
Community Mutual Savings Bank	**6.78**	**6.73**	**0.77**	**6.95**	**6.96**	**0.00**	**NM**	**0.00**	**0.00**	**0.22**	**NM**
Variance to Comparble Median	**-1.13**	**-1.17**	**0.77**	**NA**	**-1.45**	**-0.39**	**NM**	**-0.25**	**-1.72**	**-0.74**	**NM**

Exhibit G. Selected Financial Data

	LTM Profitability				LTM Income Statement					
Company Name	Return on Avg Assets (%)	Return on Avg Equity (%)	Yield on Avg. Earning Assets (%)	Cost of Interest-bearing Liab (%)	Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Asset (%)	Efficiency Ratio (%)	Overhead Ratio (%)
Central Bancorp, Inc.	0.33	4.53	5.87	NA	NA	2.90	0.26	2.68	86.45	85.21
Elmira Savings Bank, FSB	0.82	12.08	5.78	2.88	2.90	3.19	0.59	2.63	72.28	66.79
First Keystone Financial, Inc.	0.20	3.74	5.88	NA	NA	2.37	0.57	2.46	90.63	88.14
Independence Federal Savings Bank	-1.96	-22.69	NA	NA	NA	3.34	1.40	6.59	141.50	159.30
LSB Corporation	0.15	1.40	5.39	3.15	2.24	2.65	0.27	2.40	84.17	82.50
Mayflower Co-operative Bank	0.52	6.76	5.55	2.29	3.26	3.35	0.44	2.67	73.28	69.63
Pamrapo Bancorp, Inc.	1.10	11.98	NA	2.78	NA	3.55	0.34	2.13	56.00	51.66
Rome Bancorp, Inc.	1.09	3.70	6.16	NA	NA	5.01	0.61	3.48	65.42	60.97
Washington Savings Bank, F.S.B.	1.03	8.82	7.05	3.53	3.52	3.83	0.66	2.74	63.76	57.31
WVS Financial Corp.	0.73	10.79	NA	NA	NA	1.72	0.15	0.82	43.84	38.91
Average	0.40	4.11	5.95	2.93	2.98	3.19	0.53	2.86	77.73	76.04
Median	**0.63**	**5.65**	**5.87**	**2.88**	**3.08**	3.27	**0.51**	**2.65**	72.78	68.21
Maximum	1.10	12.08	7.05	3.53	3.52	5.01	1.40	6.59	141.50	159.30
Minimum	-1.96	-22.69	5.39	2.29	2.24	1.72	0.15	0.82	43.84	38.91
Community Mutual Savings Bank	**0.04**	**0.62**	**5.07**	**1.76**	**3.31**	**3.55**	**0.36**	**3.71**	**97.92**	**97.70**
Variance to Comparble Median	**-0.59**	**-5.03**	**-0.80**	**-1.12**	**0.23**	**0.29**	**-0.14**	**1.06**	**25.14**	**29.49**

Exhibit G. Selected *Financial* Data

11/27/2006

	Growth			*Market Data*						*Dividends*	
Company Name	Asset Growth LTM (%)	Gross Loans HFI Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($M)	Closing Price ($)	High Price ($)	Low Price ($)	Book Value per Share ($)	Tangible Book Value per Share ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
Central Bancorp, Inc.	3.02	5.11	10.98	54.1	32.99	33.90	30.00	25.21	23.81	2.18	58.54
Elmira Savings Bank, FSB	11.96	8.11	13.30	40.2	30.34	30.98	27.25	18.33	18.13	2.77	28.29
First Keystone Financial, Inc.	0.93	6.92	2.61	39.7	19.55	19.75	17.91	14.13	14.13	2.25	0.00
Independence Federal Savings Bank	-0.85	11.45	3.73	15.8	10.15	12.80	9.25	8.31	8.31	0.00	0.00
LSB Corporation	-2.20	13.23	-2.16	74.1	16.20	18.06	16.00	12.49	12.49	3.46	311.11
Mayflower Co-operative Bank	2.15	8.22	0.09	26.4	12.63	14.97	10.90	9.01	8.98	3.17	67.80
Pamrapo Bancorp, Inc.	-1.60	6.05	-2.19	114.6	23.03	25.23	18.78	12.06	12.06	3.99	48.59
Rome Bancorp, Inc.	-4.65	4.32	-1.93	109.7	12.85	13.00	12.33	9.23	9.23	2.33	81.08
Washington Savings Bank, F.S.B.	-16.00	-42.18	-21.67	65.6	8.80	9.80	8.15	8.07	8.07	1.82	7.14
WVS Financial Corp.	-0.13	-3.28	-2.11	38.1	16.50	17.95	16.30	12.81	12.81	3.88	47.41
Average	-0.74	1.80	0.06	57.8	18.30	19.64	16.69	12.97	12.80	2.59	65.00
Median	**-0.49**	**6.49**	**-0.92**	**47.2**	**16.35**	**18.01**	**16.15**	**12.28**	**12.28**	**2.55**	**48.00**
Maximum	11.96	13.23	13.30	114.6	32.99	33.90	30.00	25.21	23.81	3.99	311.11
Minimum	-16.00	-42.18	-21.67	15.8	8.80	9.80	8.15	8.07	8.07	0.00	0.00
Community Mutual Savings Bank	**7.16**	**21.88**	**4.35**	**15.5**	**NM**	**NM**	**NM**	**NM**	**NM**	**0.00**	**0.00**
Variance to Comparble Median	**7.65**	**15.40**	**5.27**	**-31.7**	**NM**	**NM**	**NM**	**NM**	**NM**	**-2.55**	**-48.00**

Exhibit H. Industry Multiples

Pricing Data as of November 27, 2006

				Current Price in Relation to:								
Company Name	Ticker	Closing Price ($)	Market Value ($M)	Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
All Fully Converted Thrifts												
Ameriana Bancorp	ASBI	13.70	44.0	NM	NM	NM	152.2	125.3	128.5	8.95	4.67	711.11
American Bancorp of New Jersey, Inc.	ABNJ	12.16	171.8	NM	152.0	NM	72.9	137.6	137.6	33.40	1.32	100.00
Anchor BanCorp Wisconsin Inc.	ABCW	28.41	618.7	16.1	16.1	14.5	14.4	187.2	199.2	13.81	2.39	33.67
Astoria Financial Corporation	AF	29.45	2,918.8	17.1	17.1	14.9	14.6	217.3	254.8	12.69	3.26	48.48
B of I Holding, Inc.	BOFI	6.82	56.7	21.3	26.6	20.1	21.0	86.0	86.0	7.42	0.00	0.00
Bank Mutual Corporation	BKMU	12.16	733.3	33.8	33.8	32.9	33.9	138.8	155.3	21.16	2.47	78.38
BankAtlantic Bancorp, Inc.	BBX	13.06	734.7	NM	216.9	52.2	45.0	151.9	180.8	12.13	1.26	62.00
BankFinancial Corporation	BFIN	17.35	423.9	36.2	37.4	33.4	35.0	130.2	144.8	26.36	1.38	34.62
BankUnited Financial Corporation	BKUNA	25.29	913.8	10.0	10.1	11.0	11.1	124.2	129.0	6.84	0.08	0.65
Benjamin Franklin Bancorp, Inc.	BFBC	14.39	118.7	24.0	24.1	22.8	22.8	103.7	157.6	12.45	1.11	20.63
Berkshire Hills Bancorp, Inc.	BHLB	34.90	303.4	NM	70.5	25.7	21.4	119.1	194.3	13.75	1.60	41.18
BFC Financial Corporation	BFF	6.05	215.8	NM	NM	NM	NA	133.5	276.2	2.82	0.00	0.00
Blue River Bancshares, Inc.	BRBI	6.16	21.6	30.8	30.8	15.0	15.0	120.3	148.6	10.07	1.14	7.93
Broadway Financial Corporation	BYFC	11.08	18.0	14.6	14.6	11.3	11.4	106.7	106.7	6.40	1.81	20.41
Brookline Bancorp, Inc.	BRKL	13.37	823.4	41.8	41.8	39.3	40.4	141.8	155.5	34.67	2.54	217.65
Carver Bancorp, Inc.	CNY	16.00	40.1	NM	30.4	18.6	10.8	82.4	93.6	5.15	2.25	39.53
Central Bancorp, Inc.	CEBK	32.99	54.1	34.4	43.7	26.8	32.3	130.9	138.6	9.44	2.18	58.54
Central Federal Corporation	CFBK	7.45	33.9	NM	93.1	NM	NM	115.5	115.5	15.04	4.83	NM
CFS Bancorp, Inc.	CITZ	14.27	161.1	51.0	189.3	29.7	33.7	121.1	122.4	12.47	3.36	100.00
Chicopee Bancorp, Inc.	CBNK	15.07	112.1	NA	NA	NA	NA	104.3	104.3	25.15	0.00	NA
Citizens First Bancorp, Inc.	CTZN	29.32	241.7	25.3	25.3	27.2	26.3	142.8	154.0	13.98	1.23	33.33
Citizens South Banking Corporation	CSBC	12.75	104.2	17.7	18.5	22.8	21.8	121.9	193.9	14.40	2.35	52.68
Coastal Financial Corporation	CFCP	13.18	286.0	15.0	15.1	15.5	15.5	253.5	253.5	17.23	1.52	21.93
Community Financial Corporation	CFFC	11.70	49.7	11.7	11.7	12.2	12.2	133.9	133.9	11.15	2.22	26.04
Dime Community Bancshares, Inc.	DCOM	13.83	506.1	17.3	17.3	14.6	15.0	171.4	211.1	16.15	4.05	58.95
Downey Financial Corp.	DSL	72.28	2,013.3	8.8	9.0	10.4	10.5	148.9	149.2	11.85	0.55	5.77
Elmira Savings Bank, FSB	ESBK	30.34	40.2	15.8	15.8	14.7	17.3	165.5	167.4	11.15	2.77	28.29
ESB Financial Corporation	ESBF	10.75	139.7	12.8	14.0	16.0	14.7	108.3	166.0	7.28	3.72	59.70
Federal Trust Corporation	FDT	10.26	96.0	36.6	40.0	23.3	23.6	177.2	177.2	13.11	1.56	40.50
FFD Financial Corporation	FFDF	16.01	17.7	10.8	10.8	13.0	13.1	102.6	102.6	12.10	3.50	40.65
Fidelity Bancorp, Inc.	FSBI	18.83	55.8	15.2	17.8	14.9	16.5	127.2	135.8	7.63	2.97	43.65
Fidelity Bankshares, Inc.	FFFL	39.26	1,000.6	44.6	40.0	32.7	32.0	327.4	350.7	22.74	0.82	26.67
First Bancorp of Indiana, Inc.	FBEI	19.25	35.6	43.8	43.8	23.5	36.0	104.5	111.8	9.80	3.12	73.17
First Bancshares, Inc.	FBSI	16.70	25.9	NM	NA	NM	NA	98.0	99.2	11.41	0.96	NM
First BancTrust Corporation	FBTC	11.30	26.5	23.5	19.4	24.6	23.3	100.3	104.1	9.09	2.12	52.17
First Capital, Inc.	FCAP	18.55	52.8	15.5	15.5	14.3	14.3	121.4	140.1	11.69	3.67	49.93
First Clover Leaf Financial Corp.	FCLF	11.54	104.7	48.1	35.3	57.7	50.8	112.5	128.5	30.73	2.08	122.00
First Community Bank Corporation of America	FCFL	19.44	74.6	22.1	22.1	20.9	21.7	227.6	230.6	20.06	0.00	0.00
First Defiance Financial Corp.	FDEF	29.05	207.4	13.7	14.0	13.8	14.1	131.1	173.5	13.60	3.30	45.71
First Federal Bancshares of Arkansas, Inc.	FFBH	22.86	113.8	17.3	17.3	15.0	15.7	144.6	144.6	13.11	2.62	36.84
First Federal Bancshares, Inc.	FFBI	22.75	28.4	43.8	40.3	48.4	47.9	122.3	131.4	7.89	2.11	102.13
First Federal Bankshares, Inc.	FFSX	21.50	72.8	18.5	18.5	20.9	21.7	105.0	143.3	12.23	1.95	39.32
First Federal of Northern Michigan Bancorp, Inc.	FFNM	9.09	27.6	20.7	20.7	31.3	30.4	77.6	87.7	9.63	2.20	68.97
First Financial Holdings, Inc.	FFCH	37.78	454.2	16.6	16.6	16.6	16.6	247.1	281.9	17.08	2.65	42.73
First Franklin Corporation	FFHS	15.99	27.0	NM	99.9	25.0	39.5	106.6	106.6	8.33	2.25	56.25
First Keystone Financial, Inc.	FKFS	19.55	39.7	30.6	NA	36.2	56.3	138.4	138.4	7.58	2.25	0.00

Exhibit H. Industry Multiples
Pricing Data as of November 27, 2006

Company Name	Ticker	Closing Price ($)	Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
First Mutual Bancshares, Inc.	FMSB	23.36	155.8	13.6	13.6	14.7	15.1	230.6	230.6	14.24	1.54	21.38
First Niagara Financial Group, Inc.	FNFG	14.31	1,584.7	16.3	17.7	16.5	16.8	110.3	241.7	19.06	3.35	52.87
First Niles Financial, Inc.	FNFI	13.10	18.1	40.9	67.6	22.6	30.3	112.3	112.3	17.96	4.89	82.76
First PacTrust Bancorp, Inc.	FPTB	28.00	123.5	23.3	23.3	24.6	24.6	142.5	142.5	14.14	2.29	40.35
First Place Financial Corp.	FPFC	23.72	414.2	14.5	14.6	15.3	14.1	129.8	192.9	13.74	2.61	37.10
FirstBank NW Corp.	FBNW	28.77	174.4	15.0	14.2	18.7	17.6	210.7	265.9	19.73	1.39	25.97
FirstFed Financial Corp.	FED	65.05	1,080.7	8.6	8.6	8.9	8.9	161.9	162.3	10.73	0.00	0.00
Flagstar Bancorp, Inc.	FBC	14.96	951.3	11.7	11.0	10.6	10.2	116.7	116.7	6.29	4.01	42.55
Flushing Financial Corporation	FFIC	16.93	357.6	15.7	15.7	13.9	13.5	166.1	180.9	13.07	2.60	36.07
FMS Financial Corporation	FMCO	31.30	204.2	41.2	48.9	36.8	39.9	260.4	264.9	16.81	0.38	10.59
Franklin Bank Corp.	FBTX	19.16	451.4	22.8	22.8	19.0	19.1	127.1	236.0	8.74	0.00	0.00
Great Lakes Bancorp, Inc.	GLK	14.76	161.2	NM	NM	NA	NA	118.2	129.9	18.53	0.00	NA
Great Pee Dee Bancorp, Inc.	PEDE	15.77	28.2	15.2	15.0	15.9	15.1	104.9	107.4	13.15	4.06	64.65
Greater Atlantic Financial Corp.	GAFC	5.10	15.4	NM	NM	NM	NM	126.6	137.3	4.84	0.00	0.00
GS Financial Corp.	GSLA	21.35	27.0	4.3	4.3	NM	NM	94.9	94.9	14.87	1.87	NM
Harbor Florida Bancshares, Inc.	HARB	43.99	1,061.8	25.6	25.6	21.9	21.9	303.8	307.2	32.50	2.50	54.73
Harleysville Savings Financial Corporation	HARL	17.91	69.0	20.4	20.4	16.6	16.7	142.3	142.3	8.89	3.80	60.19
Harrington West Financial Group, Inc.	HWFG	17.70	96.7	11.6	11.6	11.9	11.5	146.5	162.5	8.42	2.82	33.56
HF Financial Corp.	HFFC	17.30	68.6	16.0	16.0	15.2	31.3	117.6	128.5	6.95	2.43	36.17
Hingham Institution for Savings	HIFS	34.00	72.0	14.7	14.7	13.9	13.9	139.7	139.7	10.60	2.35	24.59
HMN Financial, Inc.	HMNF	33.25	144.5	NM	NM	14.5	14.5	156.8	163.8	14.56	3.01	42.61
Home City Financial Corporation	HCFC	15.95	13.3	17.3	17.3	16.8	16.8	96.1	97.7	8.93	2.76	34.74
HopFed Bancorp, Inc.	HFBC	16.10	58.6	14.4	14.4	14.3	13.7	112.9	136.0	7.77	2.98	42.48
Hudson City Bancorp, Inc.	HCBK	13.20	7,455.7	25.4	25.4	25.4	25.4	139.4	144.0	20.73	2.27	57.69
Independence Federal Savings Bank	IFSB	10.15	15.8	NM	NM	NM	NM	122.1	122.1	9.94	0.00	0.00
IndyMac Bancorp, Inc.	NDE	46.03	3,262.2	9.7	9.7	9.3	9.3	168.3	178.8	11.91	4.34	37.98
Jefferson Bancshares, Inc.	JFBI	13.05	85.6	65.3	65.5	43.5	40.4	115.2	115.2	25.89	1.84	88.33
KNBT Bancorp, Inc.	KNBT	16.56	458.2	18.8	22.4	20.4	22.6	124.6	200.5	14.89	1.93	38.27
Legacy Bancorp, Inc.	LEGC	16.00	164.9	28.6	28.4	NA	NA	110.3	112.6	20.48	0.75	NA
LSB Corporation	LSBX	16.20	74.1	22.5	22.5	NM	53.2	129.7	129.7	14.20	3.46	311.11
LSB Financial Corp.	LSBI	25.32	40.7	11.9	12.0	12.7	12.7	118.2	118.2	11.10	2.69	32.78
MAF Bancorp, Inc.	MAFB	43.66	1,434.7	14.8	14.8	14.3	14.3	135.3	220.1	12.50	2.29	32.68
MASSBANK Corp.	MASB	33.01	142.5	20.6	21.3	20.1	21.4	134.5	135.9	16.83	3.39	66.46
Mayflower Co-operative Bank	MFLR	12.63	26.4	22.6	NA	21.4	NA	140.2	140.6	10.75	3.17	67.80
Meta Financial Group, Inc.	CASH	26.66	67.6	25.6	15.2	17.2	24.9	149.0	161.2	9.11	1.95	33.55
MFB Corp.	MFBC	35.00	46.2	12.7	12.7	22.4	22.5	118.7	131.1	9.32	1.89	36.54
MutualFirst Financial, Inc.	MFSF	21.95	95.8	20.3	20.3	16.8	16.8	109.7	132.2	9.73	2.73	44.27
NASB Financial, Inc.	NASB	39.01	326.5	16.0	16.0	15.3	15.3	212.8	217.0	21.06	2.31	35.29
NetBank, Inc.	NTBK	4.81	223.2	NM	NM	NM	NM	76.8	94.3	5.80	1.66	NM
New England Bancshares, Inc.	NEBS	12.99	69.5	65.0	67.2	61.9	63.2	121.4	125.2	25.53	0.92	57.14
New Hampshire Thrift Bancshares, Inc.	NHTB	15.60	65.2	13.9	13.9	12.0	12.0	134.6	179.5	9.74	3.33	39.23
New York Community Bancorp, Inc.	NYB	16.20	4,781.4	19.3	19.3	20.8	17.2	128.0	327.9	16.42	6.17	128.21
NewAlliance Bancshares, Inc.	NAL	16.06	1,759.4	26.8	26.6	32.1	30.7	129.9	207.5	24.44	1.49	47.00
Newport Bancorp, Inc.	NFSB	13.90	67.8	NA	NA	NA	NA	114.4	114.4	23.16	0.00	NA
North Central Bancshares, Inc.	FFFD	40.25	57.0	13.1	13.1	12.5	12.5	132.6	149.8	11.08	3.28	41.12
OceanFirst Financial Corp.	OCFC	22.01	271.9	13.1	13.1	13.8	13.9	198.5	200.1	13.12	3.63	50.31
Pacific Premier Bancorp, Inc.	PPBI	11.46	60.3	12.5	12.5	9.8	9.8	127.1	127.1	10.19	0.00	0.00

Exhibit H. Industry Multiples
Pricing Data as of November 27, 2006

Company Name	Ticker	Closing Price ($)	Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
Pamrapo Bancorp, Inc.	PBCI	23.03	114.6	16.0	18.9	16.2	17.1	191.0	191.0	17.81	3.99	48.59
Park Bancorp, Inc.	PFED	33.45	37.3	NM	NM	NM	NM	121.6	121.6	15.78	2.15	NM
Parkvale Financial Corporation	PVSA	32.07	182.2	13.1	13.1	13.5	13.6	145.4	195.2	9.47	2.49	33.76
Partners Trust Financial Group, Inc.	PRTR	11.32	500.4	18.9	20.9	20.2	19.4	101.8	212.0	13.30	2.47	50.00
PennFed Financial Services, Inc.	PFSB	19.38	248.8	28.5	30.4	22.3	22.6	200.0	200.0	10.66	1.44	32.18
Peoples Bancorp	PFDC	19.29	62.5	18.6	18.6	18.9	19.1	100.0	104.3	12.57	3.94	55.88
Peoples Community Bancorp, Inc.	PCBI	17.17	82.9	NM	NM	NM	NM	91.6	137.8	7.88	3.49	NM
PFF Bancorp, Inc.	PFB	31.16	766.8	13.9	14.4	13.9	14.1	196.6	197.2	16.51	2.18	30.36
Pocahontas Bancorp, Inc.	PFSL	15.39	71.4	27.5	27.6	23.3	24.8	138.8	187.9	9.74	2.08	36.36
Provident Financial Holdings, Inc.	PROV	30.62	208.7	9.9	13.9	10.0	13.8	152.4	152.4	12.44	2.35	20.66
Provident Financial Services, Inc.	PFS	18.01	1,158.2	20.5	21.7	20.2	20.3	113.0	196.6	19.66	2.22	43.82
Provident New York Bancorp	PBNY	14.76	630.2	30.8	30.8	30.1	30.1	155.5	270.3	22.19	1.36	40.82
Pulaski Financial Corp.	PULB	15.50	154.2	14.9	15.2	15.4	18.5	205.6	218.9	16.04	2.19	32.67
PVF Capital Corp.	PVFC	10.20	78.8	12.8	12.8	15.7	15.7	112.5	112.5	8.63	2.90	45.54
Rainier Pacific Financial Group, Inc.	RPFG	19.00	125.7	36.5	36.6	40.4	40.5	134.6	140.0	12.95	1.26	51.06
River Valley Bancorp	RIVR	19.10	30.9	16.5	15.5	17.7	17.4	130.0	130.2	9.26	4.08	72.22
Riverview Bancorp, Inc.	RVSB	14.09	163.1	13.6	13.8	14.7	14.8	170.2	236.0	19.30	2.84	38.02
Rome Bancorp, Inc.	ROME	12.85	109.7	32.1	32.1	34.7	35.2	139.2	139.2	37.89	2.33	81.08
Severn Bancorp, Inc.	SVBI	19.05	174.3	10.8	10.8	10.8	10.8	209.3	210.1	19.15	1.26	12.94
South Street Financial Corp.	SSFC	9.10	26.9	25.3	25.3	18.6	18.0	103.1	103.1	10.00	4.40	81.63
Sovereign Bancorp, Inc.	SOV	24.32	11,501.2	16.4	17.1	24.3	16.5	134.6	381.0	12.74	1.32	29.33
Superior Bancorp	SUPR	11.03	291.5	68.9	49.7	58.1	54.3	161.3	241.9	15.89	0.00	0.00
Synergy Financial Group, Inc.	SYNF	16.10	183.3	44.7	44.7	41.3	41.3	190.0	191.4	18.45	1.49	56.41
Teche Holding Company	TSH	50.78	112.6	16.5	16.5	16.1	16.5	177.1	188.4	16.42	2.28	26.67
TF Financial Corporation	THRD	31.27	89.8	15.0	15.0	15.3	15.2	129.1	138.2	12.89	2.43	37.25
TierOne Corporation	TONE	31.27	568.2	11.7	11.6	13.4	13.2	164.6	193.2	16.96	0.90	8.55
Timberland Bancorp, Inc.	TSBK	36.40	136.8	15.4	15.4	16.3	16.3	172.4	189.4	23.70	1.98	30.36
TrustCo Bank Corp NY	TRST	10.97	823.0	18.3	18.3	16.6	16.6	360.8	362.1	27.35	5.83	96.97
United Community Financial Corp.	UCFC	12.50	387.1	14.9	14.9	15.2	15.2	139.8	160.3	14.49	2.88	43.90
United Western Bancorp, Inc.	UWBK	19.00	143.6	17.6	NA	NM	NA	130.9	130.9	6.52	0.00	0.00
Washington Federal, Inc.	WFSL	23.00	2,009.5	14.4	14.4	14.0	14.0	159.1	166.6	22.15	3.57	49.39
Washington Mutual, Inc.	WM	42.60	40,266.4	13.8	14.0	12.6	12.5	151.2	230.4	11.27	4.98	60.77
Washington Savings Bank, F.S.B.	WSB	8.80	65.6	16.9	15.9	15.7	14.4	109.1	109.1	14.72	1.82	7.14
Wayne Savings Bancshares, Inc.	WAYN	14.63	48.3	24.4	24.4	26.1	27.3	135.4	145.3	11.91	3.28	85.71
Willow Financial Bancorp, Inc.	WFBC	15.30	227.6	18.2	18.1	16.8	NA	109.6	224.8	14.66	3.14	52.75
WSFS Financial Corporation	WSFS	64.58	431.2	13.9	12.0	14.9	14.2	206.9	209.2	14.37	0.50	7.14
WVS Financial Corp.	WVFC	16.50	38.1	10.6	10.6	12.2	12.2	128.8	128.8	9.05	3.88	47.41
All Fully Converted Average			807.7	21.7	27.7	20.9	23.4	143.8	167.5	14.30	2.27	51.16
All Fully Converted Median			124.6	17.2	17.7	16.6	17.0	131.0	148.9	13.01	2.28	40.58

Exhibit H. Industry Multiples
Pricing Data as of November 27, 2006

				Current Price in Relation to:								
Company Name	Ticker	Closing Price ($)	Market Value ($M)	Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
All Mutual Holding Companies												
Abington Community Bancorp, Inc. (MHC)	ABBC	15.64	239.1	32.6	32.6	34.8	34.5	211.3	211.3	26.40	1.53	37.78
Atlantic Coast Federal Corporation (MHC)	ACFC	17.76	245.4	37.0	37.0	46.7	45.2	269.5	278.4	30.92	2.48	100.00
BCSB Bankcorp, Inc. (MHC)	BCSB	15.00	88.7	NM	NM	NM	NM	278.4	302.6	10.96	3.33	NM
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	12.85	169.9	32.1	NA	36.7	NA	212.5	212.5	41.65	0.00	0.00
Capitol Federal Financial (MHC)	CFFN	37.21	2,754.7	66.5	64.5	56.4	56.0	313.0	313.0	32.95	5.37	316.67
Charter Financial Corporation (MHC)	CHFN	50.21	987.3	NM	83.7	NM	96.2	368.9	376.7	90.00	3.58	558.82
Cheviot Financial Corp. (MHC)	CHEV	13.15	123.8	65.8	70.4	69.2	70.4	170.8	170.8	39.68	2.13	147.37
Citizens Community Bancorp, Inc.	CZWI	9.76	69.5	NM	244.0	NM	169.5	230.9	304.8	24.46	1.07	174.50
Clifton Savings Bancorp, Inc. (MHC)	CSBK	11.92	352.3	NM	149.0	NM	132.4	183.2	183.2	42.89	1.68	222.22
Colonial Bankshares, Inc. (MHC)	COBK	13.31	60.2	33.3	33.4	39.2	39.1	162.5	162.5	15.88	0.00	0.00
FedFirst Financial Corp. (MHC)	FFCO	10.00	67.1	NM	NM	NM	164.4	145.3	148.7	23.65	0.00	0.00
Fox Chase Bancorp, Inc. (MHC)	FXCB	13.72	201.4	NA	NA	NA	NA	163.9	163.9	26.23	0.00	NA
Gouverneur Bancorp, Inc. (MHC)	GOV	12.65	29.0	17.6	26.5	22.2	27.3	146.1	146.1	22.34	2.37	52.63
Greater Delaware Valley Savings Bank (MHC)	ALLB	23.40	80.5	48.8	48.8	54.4	54.4	234.6	234.6	21.29	1.54	83.72
Greene County Bancorp, Inc. (MHC)	GCBC	15.60	64.7	21.7	21.7	27.4	26.9	186.2	186.2	20.70	2.95	80.70
Heritage Financial Group (MHC)	HBOS	16.51	184.5	NM	197.8	NM	82.2	272.2	276.3	48.70	1.21	100.00
Home Federal Bancorp, Inc. (MHC)	HOME	16.63	252.3	37.8	37.8	38.7	38.7	233.9	233.9	33.14	1.32	51.16
Investors Bancorp, Inc. (MHC)	ISBC	14.98	1,741.8	NM	93.6	NM	NA	183.8	183.8	29.89	0.00	0.00
Jacksonville Bancorp, Inc. (MHC)	JXSB	13.00	25.8	40.6	38.1	25.0	24.8	123.1	142.5	9.96	2.31	57.69
Kearny Financial Corp (MHC)	KRNY	16.30	1,178.2	NM	NM	NM	176.2	242.2	291.6	58.26	1.23	200.00
Kentucky First Federal Bancorp (MHC)	KFFB	10.30	87.2	NM	85.8	64.4	64.8	130.2	171.2	31.06	3.88	250.00
K-Fed Bancorp (MHC)	KFED	18.25	256.9	45.6	45.6	46.8	46.8	277.1	290.7	34.11	2.19	87.18
Lake Shore Bancorp, Inc. (MHC)	LSBK	13.40	88.6	37.2	37.2	NA	NA	162.0	162.0	25.29	0.90	NA
Liberty Bancorp, Inc.	LBCP	10.06	47.9	31.4	31.4	35.9	35.9	224.3	224.3	17.00	0.99	70.14
Magyar Bancorp, Inc. (MHC)	MGYR	13.75	81.5	NM	NA	NA	NA	168.9	168.9	18.76	0.00	NA
Naugatuck Valley Financial Corp. (MHC)	NVSL	12.43	92.9	51.8	51.8	49.7	49.7	182.6	183.3	23.01	1.61	80.00
Northeast Community Bancorp, Inc. (MHC)	NECB	11.35	150.1	NA	NA	NA	NA	155.5	155.5	51.74	0.00	NA
Northwest Bancorp, Inc. (MHC)	NWSB	26.54	1,330.0	25.5	26.0	23.5	23.6	217.2	298.1	20.33	3.01	61.95
Ocean Shore Holding Company (MHC)	OSHC	13.11	113.0	23.4	23.4	33.6	33.6	182.0	182.0	20.09	0.00	0.00
Oneida Financial Corp. (MHC)	ONFC	11.05	84.4	25.1	24.6	22.1	22.9	151.2	235.1	19.43	4.16	90.00
Pathfinder Bancorp, Inc. (MHC)	PBHC	13.45	33.2	48.0	48.0	49.8	48.6	155.1	191.7	11.12	3.05	151.85
People's Bank (MHC)	PBCT	43.37	6,164.7	NM	48.0	51.6	46.9	456.1	494.5	58.08	2.31	115.48
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	13.57	163.7	42.4	43.9	42.4	42.8	187.2	187.2	34.66	1.18	50.00
PSB Holdings, Inc. (MHC)	PSBH	11.06	75.3	39.5	39.5	38.1	39.7	148.5	177.1	16.03	2.17	82.76
Rockville Financial, Inc. (MHC)	RCKB	16.48	320.3	34.3	34.6	NA	NA	204.0	205.4	26.40	0.00	NA
Roma Financial Corporation (MHC)	ROMA	15.71	514.2	NA	NA	NA	NA	220.3	220.9	58.85	0.00	NA
SI Financial Group, Inc. (MHC)	SIFI	12.00	149.1	60.0	50.0	48.0	45.1	182.8	184.6	20.04	1.33	60.00
United Community Bancorp (MHC)	UCBA	11.71	99.1	36.6	36.6	NA	NA	155.6	155.6	27.83	2.39	NA
United Financial Bancorp, Inc. (MHC)	UBNK	14.33	245.8	39.8	36.4	40.9	40.0	180.3	NA	25.06	1.40	57.14
ViewPoint Financial Group (MHC)	VPFG	16.96	437.4	NA	NA	NA	NA	205.6	205.6	28.09	0.00	NA
Wauwatosa Holdings, Inc. (MHC)	WAUW	17.26	571.3	NM	92.0	NM	97.6	239.2	239.2	33.76	0.00	0.00
Westfield Financial, Inc. (MHC)	WFD	32.58	317.0	NM	70.6	61.5	58.7	260.4	260.4	36.39	1.84	188.68
All MHCs Average			484.3	39.0	60.7	42.4	62.4	209.0	222.4	30.64	1.58	106.92
All MHCs Median			156.9	37.2	43.9	40.9	46.8	186.7	205.4	26.40	1.47	80.70

Exhibit H. Industry Multiples
Pricing Data as of November 27, 2006

				Current Price in Relation to:								
Company Name	Ticker	Closing Price ($)	Market Value ($M)	Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
New York Fully Converted Thrifts												
Astoria Financial Corporation	AF	29.45	2,918.8	17.1	17.1	14.9	14.6	217.3	254.8	12.69	3.26	48.48
Carver Bancorp, Inc.	CNY	16.00	40.1	NM	30.4	18.6	10.8	82.4	93.6	5.15	2.25	39.53
Dime Community Bancshares, Inc.	DCOM	13.83	506.1	17.3	17.3	14.6	15.0	171.4	211.1	16.15	4.05	58.95
Elmira Savings Bank, FSB	ESBK	30.34	40.2	15.8	15.8	14.7	17.3	165.5	167.4	11.15	2.77	28.29
First Niagara Financial Group, Inc.	FNFG	14.31	1,584.7	16.3	17.7	16.5	16.8	110.3	241.7	19.06	3.35	52.87
Flushing Financial Corporation	FFIC	16.93	357.6	15.7	15.7	13.9	13.5	166.1	180.9	13.07	2.60	36.07
Great Lakes Bancorp, Inc.	GLK	14.76	161.2	NM	NM	NA	NA	118.2	129.9	18.53	0.00	NA
New York Community Bancorp, Inc.	NYB	16.20	4,781.4	19.3	19.3	20.8	17.2	128.0	327.9	16.42	6.17	128.21
Partners Trust Financial Group, Inc.	PRTR	11.32	500.4	18.9	20.9	20.2	19.4	101.8	212.0	13.30	2.47	50.00
Provident New York Bancorp	PBNY	14.76	630.2	30.8	30.8	30.1	30.1	155.5	270.3	22.19	1.36	40.82
Rome Bancorp, Inc.	ROME	12.85	109.7	32.1	32.1	34.7	35.2	139.2	139.2	37.89	2.33	81.08
TrustCo Bank Corp NY	TRST	10.97	823.0	18.3	18.3	16.6	16.6	360.8	362.1	27.35	5.83	96.97
New York Fully Converted Average			1,037.8	20.2	21.4	19.6	18.8	159.7	215.9	17.75	3.04	60.12
New York Fully Converted Median			503.3	17.8	18.3	16.6	16.8	147.4	211.6	16.29	2.69	50.00
New York MHCs												
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	12.85	169.9	32.1	NA	36.7	NA	212.5	212.5	41.65	0.00	0.00
Gouverneur Bancorp, Inc. (MHC)	GOV	12.65	29.0	17.6	26.5	22.2	27.3	146.1	146.1	22.34	2.37	52.63
Greene County Bancorp, Inc. (MHC)	GCBC	15.60	64.7	21.7	21.7	27.4	26.9	186.2	186.2	20.70	2.95	80.70
Lake Shore Bancorp, Inc. (MHC)	LSBK	13.40	88.6	37.2	37.2	NA	NA	162.0	162.0	25.29	0.90	NA
Northeast Community Bancorp, Inc. (MHC)	NECB	11.35	150.1	NA	NA	NA	NA	155.5	155.5	51.74	0.00	NA
Oneida Financial Corp. (MHC)	ONFC	11.05	84.4	25.1	24.6	22.1	22.9	151.2	235.1	19.43	4.16	90.00
Pathfinder Bancorp, Inc. (MHC)	PBHC	13.45	33.2	48.0	48.0	49.8	48.6	155.1	191.7	11.12	3.05	151.85
New York MHCs Average			88.6	30.3	31.6	31.6	31.4	166.9	184.2	27.47	1.92	75.04
New York MHCs Median			84.4	28.6	26.5	27.4	27.1	155.5	186.2	22.34	2.37	80.70

Exhibit H. Industry Multiples
Pricing Data as of November 27, 2006

				Current Price in Relation to:								
Company Name	Ticker	Closing Price ($)	Market Value ($M)	Earnings (x)	Core EPS (x)	LTM Earnings (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
Comparable Group												
Central Bancorp, Inc.	CEBK	32.99	54.1	34.4	43.7	26.8	32.3	130.9	138.6	9.44	2.18	58.54
Elmira Savings Bank, FSB	ESBK	30.34	40.2	15.8	15.8	14.7	17.3	165.5	167.4	11.15	2.77	28.29
First Keystone Financial, Inc.	FKFS	19.55	39.7	30.6	NA	36.2	56.3	138.4	138.4	7.58	2.25	0.00
Independence Federal Savings Bank	IFSB	10.15	15.8	NM	NM	NM	NM	122.1	122.1	9.94	0.00	0.00
LSB Corporation	LSBX	16.20	74.1	22.5	22.5	NM	53.2	129.7	129.7	14.20	3.46	311.11
Mayflower Co-operative Bank	MFLR	12.63	26.4	22.6	NA	21.4	NA	140.2	140.6	10.75	3.17	67.80
Pamrapo Bancorp, Inc.	PBCI	23.03	114.6	16.0	18.9	16.2	17.1	191.0	191.0	17.81	3.99	48.59
Rome Bancorp, Inc.	ROME	12.85	109.7	32.1	32.1	34.7	35.2	139.2	139.2	37.89	2.33	81.08
Washington Savings Bank, F.S.B.	WSB	8.80	65.6	16.9	15.9	15.7	14.4	109.1	109.1	14.72	1.82	7.14
WVS Financial Corp.	WVFC	16.50	38.1	10.6	10.6	12.2	12.2	128.8	128.8	9.05	3.88	47.41
Comparable Average			57.8	22.4	22.8	22.2	29.8	139.5	140.5	14.25	2.59	65.00
Comparable Median			47.2	22.5	18.9	18.8	24.8	134.7	138.5	10.95	2.55	48.00
All Fully Converted Average			807.7	21.7	27.7	20.9	23.4	143.8	167.5	14.30	2.27	51.16
All Fully Converted Median			124.6	17.2	17.7	16.6	17.0	131.0	148.9	13.01	2.28	40.58
All MHCs Average			484.3	39.0	60.7	42.4	62.4	209.0	222.4	30.64	1.58	106.92
All MHCs Median			156.9	37.2	43.9	40.9	46.8	186.7	205.4	26.40	1.47	80.70
New York Fully Converted Average			1,037.8	20.2	21.4	19.6	18.8	159.7	215.9	17.75	3.04	60.12
New York Fully Converted Median			503.3	17.8	18.3	16.6	16.8	147.4	211.6	16.29	2.69	50.00
New York MHCs Average			88.6	30.3	31.6	31.6	31.4	166.9	184.2	27.47	1.92	75.04
New York MHCs Median			84.4	28.6	26.5	27.4	27.1	155.5	186.2	22.34	2.37	80.70

Exhibit I.
Standard Conversions Since 2001 to Date

Trading Symbol	Company Name	Offering Closing Date	Offer Price	IPO Date	IPO Price	Net Proceeds	Price to Pro Forma Tangible Book	Charitable Foundation	*Percent Change Since IPO:* 1 Day	1 Week	1 Month	3 Months	Through 11/27/06
			($)		($)	($000)	(%)	($000)	(%)	(%)	(%)	(%)	(%)
CBNK	Chicopee Bancorp, Inc.	06/13/2006	10.00	07/20/2006	10.00	58,758	71.5	5,511	44.60	44.70	45.20	45.00	50.70
NFSB	Newport Bancorp, Inc.	06/13/2006	10.00	07/07/2006	10.00	37,937	85.0	3,614	28.00	28.60	31.70	41.00	39.00
2006	**Average**		**10.00**		**10.00**	**48,348**	**78.3**	**4,563**	**36.30**	**36.65**	**38.45**	**43.00**	**44.85**
	Median		**10.00**		**10.00**	**48,348**	**78.3**	**4,563**	**36.30**	**36.65**	**38.45**	**43.00**	**44.85**
LEGC	Legacy Bancorp, Inc.	10/11/2005	10.00	10/26/2005	10.00	81,058	73.5	7,636	30.30	34.80	32.00	41.00	60.00
BFIN	BankFinancial Corporation	05/16/2005	10.00	06/24/2005	10.00	211,909	85.5	0	36.00	33.30	36.00	46.40	73.50
BFBC	Benjamin Franklin Bancorp, Inc.	03/17/2005	10.00	04/05/2005	10.00	47,424	130.0	4,000	0.60	3.60	3.40	14.90	43.90
2005	**Average**		**10.00**		**10.00**	**113,464**	**96.3**	**3,879**	**22.30**	**23.90**	**23.80**	**34.10**	**59.13**
	Median		**10.00**		**10.00**	**81,058**	**85.5**	**4,000**	**30.30**	**33.30**	**32.00**	**41.00**	**60.00**
NAL	NewAlliance Bancshares, Inc.	03/11/2004	10.00	04/02/2004	10.00	937,596	123.9	40,000	51.70	45.30	36.50	41.10	60.60
2004													
RPFG	Rainier Pacific Financial Group, Inc.	09/19/2003	10.00	11/03/2003	10.00	67,371	76.2	6,348	69.90	65.20	61.00	60.90	90.00
KNBT	KNBT Bancorp, Inc.	09/15/2003	10.00	10/21/2003	10.00	173,842	92.3	16,161	68.80	68.20	69.70	77.00	65.60
2003	**Average**		**10.00**		**10.00**	**120,607**	**84.3**	**11,255**	**69.35**	**66.70**	**65.35**	**68.95**	**77.80**
	Median		**10.00**		**10.00**	**120,607**	**84.3**	**11,255**	**69.35**	**66.70**	**65.35**	**68.95**	**77.80**

Community Mutual SB
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	83.33						
	Mid	83.33	29.75	24.80	19.10	17.00	22.69	16.90
	Max	83.33						
	Smax	83.33						
Price-to-Book Ratio P/B	Min	74.07%						
	Mid	78.25%	139.49%	134.65%	144.96%	148.30%	144.36%	134.45%
	Max	81.63%						
	Smax	84.82%						
Price-to-Tangible Book Ratio P/TB	Min	74.35%						
	Mid	78.49%	140.49%	138.50%	210.67%	215.55%	168.86%	149.80%
	Max	81.83%						
	Smax	85.03%						
Price-to-Assets Ratio P/A	Min	10.49%						
	Mid	12.14%	14.25%	10.95%	16.95%	15.08%	13.72%	12.71%
	Max	13.75%						
	Smax	15.53%						

Exhibit J.
Full Conversion - No Foundation

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2006		$	52	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		$	8,307	
Pre-Conversion Assets	A			
As of September 30, 2006		$	122,528	
Return on Money	R		2.95%	(2)
Conversion Expenses		$	1,769	
	X		10.77%	(3)
Proceeds Not Invested		$	1,971	(4)
Estimated ESOP Borrowings		$	1,314	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	44	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	657	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	131	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	16,420	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.
(2) Net Return assumes a reinvestment rate of 4.91 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $16,420,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $16,420,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $16,420,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,642,000	$ 10.00	$ 16,420,000
Range:			
- Minimum	1,395,700	$ 10.00	13,957,000
- Maximum	1,888,300	10.00	18,883,000
- Super Maximum	2,171,545	10.00	21,715,450

Pre Foundation

78.49%	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,395,700	1,642,000	1,888,300	2,171,545
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 13,957,000	$ 16,420,000	$ 18,883,000	$ 21,715,450
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,395,700	1,642,000	1,888,300	2,171,545
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 13,957,000	$ 16,420,000	$ 18,883,000	$ 21,715,450
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Exhibit J.
Full Conversion - No Foundation

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,395,700	1,642,000	1,888,300	2,171,545
Conversion Shares Offered		1,395,700	1,642,000	1,888,300	2,171,545
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,957	$ 16,420	$ 18,883	$ 21,715
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		13,957	16,420	18,883	21,715
Gross Proceeds		13,957	16,420	18,883	21,715
Less: Est. Conversion Expenses		(1,747)	(1,769)	(1,792)	(1,818)
Net Proceeds		12,210	14,651	17,091	19,897
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(1,117)	(1,314)	(1,511)	(1,737)
Less: MRP Adjustment	(3)	(558)	(657)	(755)	(869)
Net Proceeds Reinvested		$ 10,535	$ 12,680	$ 14,825	$ 17,291
Estimated Incremental Rate of Return		2.95%	2.95%	2.95%	2.95%
Estimated Incremental Return		$ 311	$ 374	$ 437	$ 510
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(22)	(26)	(30)	(35)
Less: Option Expense	(10)	(117)	(138)	(159)	(183)
Less: MRP Adjustment	(7)	(67)	(79)	(91)	(104)
Pro-forma Net Income		105	131	157	188
Earnings Before Conversion		52	52	52	52
Earnings Excluding Adjustment		157	183	209	240
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 157	$ 183	$ 209	$ 240

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at September 30, 2006		$ 8,307	$ 8,307	$ 8,307	$ 8,307
Net Conversion Proceeds		12,210	14,651	17,091	19,897
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,117)	(1,314)	(1,511)	(1,737)
Less: MRP Adjustment	(2)	(558)	(657)	(755)	(869)
Pro-forma Equity		$ 18,842	$ 20,987	$ 23,132	$ 25,598
Less: Intangible	(5)	64	64	64	64
Pro-forma Tangible Equity		$ 18,778	$ 20,923	$ 23,068	$ 25,534
Pro-forma Assets					
Total Assets at September 30, 2006		$ 122,528	$ 122,528	$ 122,528	$ 122,528
Net Conversion Proceeds		12,210	14,651	17,091	19,897
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,117)	(1,314)	(1,511)	(1,737)
Less: MRP Adjustment	(2)	(558)	(657)	(755)	(869)
Pro-forma Total Assets		133,063	135,208	137,353	139,819
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 5.95	$ 5.06	$ 4.40	$ 3.83
Estimated Net Proceeds		8.75	8.92	9.05	9.16
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		13.50	12.78	12.25	11.79
Less: Intangible		0.05	0.04	0.03	0.03
Pro-forma Tangible Equity Per Share *		$ 13.45	$ 12.74	$ 12.22	$ 11.76

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

	Note	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.04	$ 0.03	$ 0.03	$ 0.03
Incremental return Per Share	(8)	0.24	0.25	0.25	0.25
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.09)	(0.09)	(0.09)	(0.09)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Shares Utilized for EPS		1,287,765	1,515,018	1,742,271	2,003,612
Pro-forma Ratios					
Price/EPS without Adjustment		83.33	83.33	83.33	83.33
Price/EPS with Adjustment		83.33	83.33	83.33	83.33
Price/Book Value per Share		74.07%	78.25%	81.63%	84.82%
Price/Tangible Book Value		74.35%	78.49%	81.83%	85.03%
Market Value/Assets		10.49%	12.14%	13.75%	15.53%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not known.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Exhibit J.
Full Conversion - No Foundation

Expense Calculations					
Total Shares Offered		1,396	1,642	1,888	2,172
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,957	$ 16,420	$ 18,883	$ 21,715
Estimated Insider Purchases		(460)	(460)	(460)	(460)
ESOP Purchases		(1,117)	(1,314)	(1,511)	(1,737)
Proceeds to Base Fee On		$ 12,380	$ 14,646	$ 16,912	$ 19,518
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 124	$ 146	$ 169	$ 195
Other Expenses		1,623	1,623	1,623	1,623
Total Expense		$ 1,747	$ 1,769	$ 1,792	$ 1,818
Share Calculations					
Shares Sold		1,395,700	1,642,000	1,888,300	2,171,545
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		1,395,700	1,642,000	1,888,300	2,171,545
Less: New ESOP Adjustment		(111,656)	(131,360)	(151,064)	(173,723)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	3,721	4,378	5,035	5,790
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		1,287,765	1,515,018	1,742,271	2,003,612
MRP Shares		55,828	65,680	75,532	86,861
MRP Shares Amortized this Period		11,166	13,136	15,106	17,372
Option Shares		139,570	164,200	188,830	217,154
Option Shares Amortized this Period		27,914	32,840	37,766	43,431
MRP Dilution					
EPS		$ 0.13	$ 0.13	$ 0.13	$ 0.13
Tangible Book Value/Share		$ 13.32	$ 12.64	$ 12.13	$ 11.69
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.14	$ 0.14	$ 0.14	$ 0.14
Tangible Book Value/Share		$ 13.14	$ 12.49	$ 12.01	$ 11.60
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		14.12%	15.48%	16.80%	18.27%
Pro Forma Core ROAA		0.12%	0.14%	0.16%	0.18%
Pro Forma ROAE		0.84%	0.88%	0.91%	0.94%
Pro Forma Core ROAE		0.85%	0.88%	0.92%	0.95%
Earnings Assuming Foundation Expensed		157	183	209	240
EPS Assuming Foundation Expensed		$ 0.12	$ 0.12	$ 0.12	$ 0.12

Community Mutual SB
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	90.91						
Price-Core Earnings Ratio P/E	Mid	90.91	29.75x	24.80x	19.10x	17.00x	22.69x	16.90x
	Max	90.91						
	Smax	90.91						
	Min	73.86%						
Price-to-Book Ratio P/B	Mid	78.25%	139.49%	134.65%	144.96%	148.30%	144.36%	134.45%
	Max	81.83%						
	Smax	85.18%						
	Min	74.13%						
Price-to-Tangible Book Ratio P/TB	Mid	78.49%	140.49%	138.50%	210.67%	215.55%	168.86%	149.80%
	Max	82.03%						
	Smax	85.40%						
	Min	10.00%						
Price-to-Assets Ratio P/A	Mid	11.59%	14.25%	10.95%	16.95%	15.08%	13.72%	12.71%
	Max	13.13%						
	Smax	14.85%						

Exhibit K.
Full Conversion - With Foundation

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2006		$	52	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		$	8,307	
Pre-Conversion Assets	A			
As of September 30, 2006		$	122,528	
Return on Money	R		2.95%	(2)
Conversion Expenses		$	1,756	
	X		11.71%	(3)
Proceeds Not Invested		$	1,865	(4)
Estimated ESOP Borrowings		$	1,243	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	41	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	622	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	124	
Stock Foundation Amount		$	540	(7)
Stock Foundation Amount	F		3.60%	3.60%
Foundation Opportunity Cost		$	16	
Tax Benefit	Z	$	216	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	15,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.
(2) Net Return assumes a reinvestment rate of 4.91 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 4% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 40% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $15,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $15,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $15,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,500,000	$ 10.00	$ 15,000,000
Range:			
- Minimum	1,275,000	$ 10.00	12,750,000
- Maximum	1,725,000	10.00	17,250,000
- Super Maximum	1,983,750	10.00	19,837,500

Pre Foundation

78.49%

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,275,000	1,500,000	1,725,000	1,983,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 12,750,000	$ 15,000,000	$ 17,250,000	$ 19,837,500
Exchange Shares		0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,275,000	1,500,000	1,725,000	1,983,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 12,750,000	$ 15,000,000	$ 17,250,000	$ 19,837,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,275,000	1,500,000	1,725,000	1,983,750
Conversion Shares Offered		1,275,000	1,500,000	1,725,000	1,983,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 12,750	$ 15,000	$ 17,250	$ 19,838
Plus: Value issued to Foundation	(9)	459	540	621	714
Pro Forma Market Capitalization		13,209	15,540	17,871	20,552
Gross Proceeds		12,750	15,000	17,250	19,838
Less: Est. Conversion Expenses		(1,735)	(1,756)	(1,777)	(1,800)
Net Proceeds		11,015	13,244	15,473	18,038
Less: Cash issued to Foundation		(60)	(60)	(60)	(60)
Less: ESOP Adjustment	(3)	(1,057)	(1,243)	(1,430)	(1,644)
Less: MRP Adjustment	(3)	(528)	(622)	(715)	(822)
Net Proceeds Reinvested		$ 9,370	$ 11,319	$ 13,268	$ 15,512
Estimated Incremental Rate of Return		2.95%	2.95%	2.95%	2.95%
Estimated Incremental Return		$ 276	$ 334	$ 391	$ 458
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(21)	(25)	(29)	(33)
Less: Option Expense	(10)	(111)	(131)	(150)	(173)
Less: MRP Adjustment	(7)	(63)	(75)	(86)	(99)
Pro Forma Net Income		81	103	126	153
Earnings Before Conversion		52	52	52	52
Earnings Excluding Adjustment		133	155	178	205
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 133	$ 155	$ 178	$ 205

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at September 30, 2006		$ 8,307	$ 8,307	$ 8,307	$ 8,307
Net Conversion Proceeds		11,015	13,244	15,473	18,038
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		459	540	621	714
Less: After Tax Expense of Foundation		(311)	(360)	(409)	(464)
Less: ESOP Adjustment	(1)	(1,057)	(1,243)	(1,430)	(1,644)
Less: MRP Adjustment	(2)	(528)	(622)	(715)	(822)
Pro Forma Equity		$ 17,885	$ 19,866	$ 21,847	$ 24,129
Less: Intangible	(5)	64	64	64	64
Pro Forma Tangible Equity		$ 17,821	$ 19,802	$ 21,783	$ 24,065
Pro Forma Assets					
Total Assets at September 30, 2006		$ 122,528	$ 122,528	$ 122,528	$ 122,528
Net Conversion Proceeds		11,015	13,244	15,473	18,038
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		459	540	621	714
Less: After Tax Expense of Foundation		(311)	(360)	(409)	(464)
Less: ESOP Adjustment	(1)	(1,057)	(1,243)	(1,430)	(1,644)
Less: MRP Adjustment	(2)	(528)	(622)	(715)	(822)
Pro-forma Total Assets		132,106	134,087	136,068	138,350
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 6.29	$ 5.35	$ 4.65	$ 4.04
Estimated Net Proceeds		8.34	8.52	8.66	8.78
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.35	0.35	0.35	0.35
Less: After Tax Expense of Foundation		(0.24)	(0.23)	(0.23)	(0.23)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		13.54	12.78	12.22	11.74
Less: Intangible		0.05	0.04	0.04	0.03
Pro Forma Tangible Equity Per Share *		$ 13.49	$ 12.74	$ 12.19	$ 11.71

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.04	$ 0.04	$ 0.03	$ 0.03
Incremental return Per Share	(8)	0.23	0.23	0.24	0.24
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.09)	(0.09)	(0.09)	(0.09)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.11	$ 0.11	$ 0.11	$ 0.11
Shares Utilized for EPS		1,218,750	1,433,824	1,648,898	1,896,232
Pro Forma Ratios					
Price/EPS without Adjustment		90.91	90.91	90.91	90.91
Price/EPS with Adjustment		90.91	90.91	90.91	90.91
Price/Book Value per Share		73.86%	78.25%	81.83%	85.18%
Price/Tangible Book Value		74.13%	78.49%	82.03%	85.40%
Market Value/Assets		10.00%	11.59%	13.13%	14.85%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not known.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 4% of the gross proceeds.
(10) Assumed option expense in accordance with SFAS No. 123.

Exhibit K.
Full Conversion - With Foundation

Expense Calculations					
Total Shares Offered		1,275	1,500	1,725	1,984
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 12,750	$ 15,000	$ 17,250	$ 19,838
Estimated Insider Purchases		(460)	(460)	(460)	(460)
ESOP Purchases		(1,057)	(1,243)	(1,430)	(1,644)
Proceeds to Base Fee On		$ 11,233	$ 13,297	$ 15,360	$ 17,734
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 112	$ 133	$ 154	$ 177
Other Expenses		1,623	1,623	1,623	1,623
Total Expense		$ 1,735	$ 1,756	$ 1,777	$ 1,800
Shares Calculations					
Shares Sold		1,275,000	1,500,000	1,725,000	1,983,750
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		45,900	54,000	62,100	71,415
Shares Outstanding		1,320,900	1,554,000	1,787,100	2,055,165
Less: New ESOP Adjustment		(105,672)	(124,320)	(142,968)	(164,413)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	3,522	4,144	4,766	5,480
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		1,218,750	1,433,824	1,648,898	1,896,232
MRP Shares		52,836	62,160	71,484	82,206
MRP Shares Amortized this Period		10,567	12,432	14,297	16,441
Option Shares		132,090	155,400	178,710	205,516
Option Shares Amortized this Period		26,418	31,080	35,742	41,103
MRP Dilution					
EPS		$ 0.12	$ 0.12	$ 0.12	$ 0.12
Tangible Book Value/Share		$ 13.36	$ 12.64	$ 12.10	$ 11.64
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.13	$ 0.13	$ 0.13	$ 0.13
Tangible Book Value/Share		$ 13.17	$ 12.49	$ 11.99	$ 11.55
Voting Dilution		-9.39%	-9.39%	-9.39%	-9.39%
			14.82%		
Pro Forma Tang. Equity to Tang. Assets		13.50%	14.78%	16.02%	17.40%
Pro Forma Core ROAA		0.11%	0.12%	0.14%	0.15%
Pro Forma ROAE		0.71%	0.75%	0.78%	0.81%
Pro Forma Core ROAE		0.72%	0.75%	0.78%	0.81%
Earnings Assuming Foundation Expensed		(178)	(205)	(231)	(259)
EPS Assuming Foundation Expensed		$ (0.15)	$ (0.14)	$ (0.14)	$ (0.14)